BUILDING OUR FUTURE



NOVAGOLD
ANNUAL REPORT 2005

NovaGold's Property Portfolio

Ambler

Nome Operations

Fairbanks

Khotol

Donlin Creek

Anchorage

Shotgun

Whitehorse

Juneau

Galore Creek

 **Construction Stage Properties**

Nome Operations, Alaska, USA (100% NovaGold)
  3.3 Million Ounces Gold (Rock Creek, Big Hurrah & Nome Gold)
  Permitting and Construction 2006, Commercial Production 2007

 **Development Stage Properties**

Galore Creek, British Columbia, Canada (Galore Creek - 100% NovaGold ,
Copper Canyon - 80% NovaGold / 20% Eagle Plains)
  13 Million Ounces Gold, 156 Million Ounces Silver, 12 Billion
  Pounds Copper
  Feasibility Study in 2006, Start Construction in 2007

Donlin Creek, Alaska, USA (70% NovaGold / 30% Barrick Gold)
  28.5 Million Ounces Gold
  Feasibility Study in 2007, Start Construction in 2008

 **Exploration Stage Properties**

Ambler, Alaska, USA (51% NovaGold / 49% Rio Tinto)
  0.8 Million Ounces Gold, 64 Million Ounces Silver, 3.2 Billion
  Pounds Copper, 4.4 Billion Pounds Zinc
  Resource update and Economic Assessment Study in 2006

Shotgun, Alaska, USA (50% NovaGold / 50% TNR Gold)
  1 Million Ounces Gold
  Resource definition drilling in 2006

Khotol, Alaska, USA   (100% NovaGold)
  Resource definition drilling in 2006



CORPORATE PROFILE

CORPORATE

NovaGold Resources Inc. (AMEX, TSX: NG) is a leading exploration/development company advancing three of the largest undeveloped gold and copper deposits in North America to production: the 28.5 million ounce Donlin Creek gold project in joint venture with Barrick Gold; the Galore Creek copper-gold-silver project containing 13.7 million ounces of gold and 12 billion pounds of copper; and the high-grade Ambler copper-zinc-gold-silver project in partnership with Rio Tinto. In addition, the Company expects to start construction on its Nome Operations this year and produce gold in 2007. The Company is currently developing three deposits in Nome: Rock Creek, Big Hurrah and Nome Gold, which collectively contain over 3 million ounces of gold.

With its existing portfolio of projects, the Company is projecting a production growth profile starting at 100,000 ounces per year in 2007 which is anticipated to grow to over 700,000 ounces of gold, 2 million ounces of silver and 370 million pounds of copper annually by 2010-11 at one of the lowest production costs in the industry net of copper and silver credits.

NovaGold's combined total net resource base after all earn-ins includes 26 million ounces of gold, 181 million ounces of silver, 13.4 billion pounds of copper and 2.2 billion pounds of zinc - giving the Company exceptional leverage to increases in the price of both base and precious metals from its existing resource base.

The management team at NovaGold brings decades of experience with the major mining companies in the exploration, development and construction of mines around the world in a socially responsible manner. With a corporate philosophy of "doing it right," NovaGold strives to be a leader in the industry by applying sustainable development practices to our exploration projects and future mines so as to minimize environmental impacts and bring economic benefits to our shareholders and the local communities in which we operate.

NovaGold generates revenues from its operations in Nome, Alaska, is debt free, unhedged and has a strong financial position with which to advance its projects to production.



Exploration drill core at Galore Creek

TABLE OF CONTENTS

Highlights

C O R P O R A T E



Greg Johnson, Joe Piekenbrock, Rick Van Nieuwenhuyse, and Don MacDonald reviewing the Galore Creek model

Gold performed strongly in 2005 breaking through the US$500 per ounce mark late in the year and is currently trading near US$600 per ounce. Similarly, 2005 was another banner year for NovaGold with its share price advancing to new highs through the 1st Quarter of 2006. During the past 12 month period, NovaGold has outperformed the widely followed HUI Gold Index by 20%, the S&P TSX Gold Index by 35% and the price of gold by 45%.

This notable market performance reflects the dramatic growth of the Company's resource inventory from its highly successful exploration efforts over the past several years as well as the advancement of several projects towards production. In particular, major advancement of the Company's Galore Creek copper-gold-silver project and the Rock Creek and Big Hurrah gold projects have acted as a major catalyst for NovaGold's strong market performance.

Going forward the Company anticipates continued rapid growth as it executes its construction plans at Rock Creek and Big Hurrah to transition from a development stage company to a junior gold producer in 2007. Continued production growth from the development of Galore Creek and Donlin Creek deposits should propel the Company to mid-tier producer levels over the course of the next few years.

Management believes that the strong fundamentals driving higher metal prices for gold, silver, copper, and zinc, are likely to continue. China and India will continue to exert a high demand for metals as they build the infrastructure necessary to support the transition from largely agrarian societies into modern industrial states. NovaGold's large and growing resource base includes, after all earn-ins over 26 million ounces of gold, 181 million ounces of silver, 13.4 billion pounds of copper and 2.2 billion pounds of zinc and will provide shareholders exceptional leverage to continued increases in metal prices. In addition, NovaGold's portfolio of diversified, low-risk projects are located in the politically stable, resource-based economies of Alaska and Western Canada.

Major Accomplishments for NovaGold During this Reporting Period

Nome Operations (Rock Creek, Big Hurrah, and Nome Gold)

- Completion of in-fill drilling and final detailed engineering
- Completion of environmental baseline studies and submission of draft environmental assessment report in 2006
- Purchase and shipment of key long lead-time items such as trucks, shovels, drills and construction supplies to the Port of Nome

Galore Creek

- Completion of the Pre-Feasibility level study by Hatch Engineering based on 2004 drill results
- Completion of over 63,000 meters drilling in preparation for the final Feasibility Study in 2006
- Completion of final detailed environmental studies as part of the pre-permitting process
- Execution of a comprehensive Participation Agreement on the Galore Creek project with the Tahltan First Nation in early 2006

Donlin Creek

- Completion of over 28,000 meters of infill drilling and initiation of Pre-Feasibility level studies on the project
- Expansion of the project resource by 3 million ounces for a total in-pit resource of 28.5 million ounces of gold
- Continuation of environmental baseline studies in preparation for submission of permits in 2006
- Acquisition of Placer Dome Inc. by Barrick Gold Corporation

Ambler

- Completion of 3,000 meters of expansion drilling at the main Arctic deposit
- Identification of several new geophysical targets in the district
- Completion of a regional transportation study to scope project access and infrastructure
- Completion of a regional energy study to scope potential energy alternatives including "green" power approaches
- Initiation of a Preliminary Economic Assessment Study



NovaGold supporting mining education at the 2006 Cordilleran Round-Up

Fundamental Driven Performance

NovaGold has strived to add shareholder value by recognizing exceptional opportunities and leveraging its exploration and development expertise to make new discoveries and to rapidly advance them to production.

Starting next year with the Company's first gold production in Nome, Alaska, NovaGold will make the transition from a highly successful exploration/development stage company to a gold producer. In subsequent years with Donlin Creek, Galore Creek and Nome all in production, the Company will be producing over 700,000 ounces of gold per year at one of the lowest cash costs in the industry net of copper and silver credits. This should command a significant growth premium in the market due to the diversification of assets, the low cost of production, and the lower risk associated with multiple mines in politically stable resource-based economies.

When evaluating both exploration/development and producing metals companies, four fundamental factors are key to their performance in the resource sector. These four factors include:

1) Growth/replacement of resource/reserve inventories through exploration success (Discovery and Resource Definition);
2) Advancement of individual projects through the development stages (shown in the adjacent graph with their impact on valuation) - Preliminary Economic Assessment, Pre-Feasibility, Feasibility, Construction, and Production;
3) Addition of new undervalued assets to a company's portfolio;
4) And rising metals prices which increase the value of the metal inventories.

NovaGold has excelled in the first three areas adding shareholder value by identifying and acquiring undervalued assets, dramatically expanding the resource inventories at each of its projects through exploration, and then advancing those assets from the Resource Definition through Feasibility stages.

Much like the increased valuation afforded to more advanced projects, the market also gives a further premium or multiple (up to 3 times Net Asset Value) to companies with large, low cost production located in politically safe jurisdictions. Companies producing small, high cost ounces in politically risky environments receive lower market valuations. In today's market, "junior" producing companies (those companies with 100,000 to 200,000 ounces of annual production) average about US$125 per resource ounce, whereas "mid-tier" producers (those companies producing between 250,000 and 1 million ounces of annual production) average about US$250 per resource ounce. Senior producers (>1million ounces of annual production) actually receive a lower valuation per ounce than the quality mid-tier companies because they tend to have higher cash costs and they operate in some politically challenging environments. NovaGold, with its portfolio of high quality, low cost projects located in North America, expects to become a high quality, low cost mid-tier gold producer, thereby attracting a premium valuation in the market.

NovaGold's objective is to transition from its current Development Stage valuation of roughly US$40 per ounce to that of a junior producer over the next 12 to 18 months. Subsequently, the company will strive to make the transition to a mid-tier producer valuation as permits are received and construction begins at Galore Creek and Donlin Creek in 2007 and 2008 with a projected production level of over 700,000 ounces per year beginning in 2010-11.

Market Valuation vs. Development Stage


Market Valuation in US$/oz
100
80
60
40
20
Producer Valuation ($100-300/oz)
Feasibility Valuation ($50-75/oz)
Pre-Feasibility Valuation ($20-35/oz)
Resource Definition Valuation ($5-10/oz)
Discovery
Resource Definition
Pre-Feasibility
Feasibility
Production
Increasing Valuation-Decreasing Risk

Report to Shareholders



Rick Van Nieuwenhuyse, President and CEO

The theme for this year's annual report - "Building Our Future," reflects the continued advancement of NovaGold's properties toward production and in particular the start of construction on our first mine in Nome, Alaska. "Building Our Future" also refers to our continuing effort to strengthen the NovaGold management team to meet the challenges of becoming a successful and profitable mining company.

Success on many fronts in 2005 has positioned NovaGold to complete the transition from explorer to producer this coming year at our Nome Operations with the development of our Rock Creek and Big Hurrah gold deposits. These deposits along with our Nome Gold gold-in-gravel deposit collectively contain a gold resource in excess of 3 million ounces. Completing permitting and construction, and then achieving production, will be major milestones in the development of the Company, and should ultimately result in a higher valuation for all of NovaGold's assets. The start of the Nome Operations will bring lasting economic benefits to the community of Nome and our Native Corporation partners, Bering Straits Corporation and Sitnasauk Corporation, thus benefiting both our shareholders and the broader community in which we operate.

Progress at our Galore Creek copper-gold-silver project, located in Northwestern British Columbia, this past year included the successful completion of an independent Pre-Feasibility level study, completion of a major 63,000 meter Feasibility drill program, and the execution of a comprehensive participation agreement with the Tahltan First Nation in support of the development of the project. This landmark agreement supports the Tahltan Nation's principles of environmental stewardship, economic sustainability, and self-determination. It also commits both parties to working collaboratively throughout the Environmental Assessment review and the mine permitting process.

This year will also be exciting at Galore Creek with the start of permitting and the completion of the final Feasibility Study for the project, all in anticipation of the start of construction in 2007. During the coming year, the Company will also be developing the optimal approach to finance the project in order to minimize dilution to our shareholders while maximizing exposure to the project's upside potential. We will continue to work closely with the Tahltan First Nation, as well as the British Columbia Provincial and Canadian Federal authorities. We want to ensure that the mine, as it is developed, minimizes environmental impacts and brings positive economic and social benefits to the three Tahltan communities: Dease Lake, Iskut and Telegraph Creek, as well as to other communities in the region. As one of the largest undeveloped copper-gold-silver deposits in North America, Galore Creek is envisioned to produce over 300,000 ounces of gold, 2.3 million ounces of silver and 370 million pounds of copper annually over the first 6 years of operation.

Significant advancement was also achieved at our Donlin Creek gold project with a major infill drill program and ongoing engineering studies by our joint venture partner, Placer Dome - expanding the in-pit resource by 3 million ounces to 28.5 million ounces of gold. With the U.S. $10 billion acquisition of Placer Dome by Barrick Gold, Barrick is now the world's largest gold producer. We welcome Barrick Gold as the new manager and operator of the Donlin Creek Joint Venture, and we look forward to working closely with them to rapidly advance this world-class project to production.

This year at Donlin Creek we should see significant progress toward a production decision with the initiation of the Feasibility Study, submission of permits and a major Feasibility drill program. As currently envisioned, Donlin Creek is anticipated to produce 1.0 to 1.3 million ounces of gold per year making it one of the largest gold mines in the world.

At the Ambler project, in joint venture with Rio Tinto, exploration has continued to confirm and expand the main Arctic deposit while geophysical surveys have identified several nearby high-potential targets for drilling in 2006. In addition to our 3,000 meter drill program, NovaGold also initiated a series of detailed transportation and power generation studies to assess both access alternatives and the potential use of "green" power sources for the project. We feel that this approach fits well with our strong focus on Corporate Social Responsibility and Sustainable Development. In fact, over the coming year the Company will be looking at the potential to reduce infrastructure and fuel costs, and environmental impacts on all of its projects through the integration of "green" power approaches including wind, hydroelectric and alternative fuels.

NovaGold has always taken its environmental stewardship role very seriously and prioritizes working to the highest standards. We will continue to do so as an operator of mines. The management team at NovaGold brings decades of experience with major mining companies in the exploration, development, construction and the operation of mines around the world in a socially responsible manner. With a corporate philosophy of "doing it right," NovaGold strives to be a leader in the industry by applying sustainable development practices to our exploration projects and future mines so as to minimize environmental impacts and benefit both our shareholders and the local communities in which we operate.

During 2005, NovaGold expended almost US$1 million on environmental clean up and remediation work directed at historical mining activities by previous owners on properties now controlled by NovaGold including Ambler, Galore Creek and our Nome Operations. As the current owner of these properties, we feel it is important to restore areas of past mining activity and leave a positive legacy for mining and for NovaGold - this obviously brings lasting benefits to the communities around our operations. In addition, we continue to work closely with the community of Nome in developing our Land Management Plan - converting patented claims into residential and commercial real estate as well as parks, recreation areas and historic monuments.

Key to the Company's ability to successfully make the transition from explorer to producer, NovaGold has continued to attract top industry professionals to enhance the depth of its management team. In particular, we are pleased to have Mr. Peter Harris join the Company as Senior Vice President and Chief Operating Officer, an important addition to the teams in the area of mine construction and operations. Mr. Harris brings over 30 years of mine design, development and operations experience to NovaGold. He was previously Senior Vice President of Project Development for Placer Dome where he was involved with and responsible for the development and operation of mines on four different continents. Collectively, NovaGold's project engineers have built and operated over twelve mines from around the world including the million plus ounce per year Porgera deposit in Papau New Guinea, the world class Yanacocha deposit in Peru and the Fort Knox deposit in Alaska.

In just eight years, NovaGold has built one of the best project portfolios in the industry with a resource inventory as large as the midtier gold producers. Net of all earn-ins NovaGold has a resource base of over 26 million ounces of gold, 181 million ounces of silver, 13.4 billion pounds of copper and 2.2 billion pounds of zinc - equivalent to over US$25 billion of in-the-ground metal value at assumed long term base prices for metals - US$400 per ounce gold, US$6 per ounce silver, US$1 per pound copper and US$0.50 per pound zinc.

With the anticipated start of commercial production in 2007 at Nome, NovaGold will make the transition from gold explorer to gold producer, and with three additional world-class development projects in the pipeline, we look to grow our production to more than 700,000 ounces of gold per year by 2010-2011 with significant silver and copper by-product production.

Though we are using conservative metal prices that are well below today's current market prices for our economic evaluations, management believes that today's higher metal prices are likely to continue due to the scarcity of quality development stage projects worldwide resulting from the lack of exploration investment during the last two decades. This shortage of new quality projects is likely to continue as it typically takes 8 to 10 years to bring a new project to production. This is realistically the time it takes to drill, engineer, permit, finance and finally construct a mine. Even with rising prices of metals and renewed investment interest, it will be years before new gold, silver and copper deposits can be brought on-line to begin to meet demand resulting from higher levels of worldwide consumption. In addition, much of the world's metals are produced in countries with political and social uncertainty. That uncertainty has led to supply disruptions which in recent months has continued to move spot prices for metals even higher.

The Company's high quality resource base located in politically stable countries provides NovaGold with exceptional leverage to rising metal prices. In addition to achieving production from our existing portfolio of assets, we will also continue to identify new opportunities to acquire quality assets in low-political risk jurisdictions where our expert team of explorers, developers, financiers and mine builders can add value for our shareholders and for the communities in which we work.

I would like to take this opportunity to thank our shareholders for their continued support. In addition, I would also like to personally thank all of our hard working and dedicated employees and contractors without whose efforts none of our successes would be possible. We are all looking forward to the upcoming challenges as NovaGold becomes one of the world's premier gold companies.

Thank you all for your continued support.

On behalf of the Board of Directors,
NovaGold Resources Inc.



Rick Van Nieuwenhuyse
President and CEO



Board of Directors and Corporate Officers

Construction

The design theme on the cover and throughout this year's annual report is based on the actual engineering schematics and design plans for the Rock Creek mine facility in Nome, Alaska. Over the next year NovaGold is making the transition from explorer/developer to producer starting with its first mine at the Rock Creek and Big Hurrah gold deposits. This transition is a major step on the way to building NovaGold into a mid-tier producing company which should result in a significant market revaluation as the company achieves the key milestones of permitting, construction and commercial production first in Nome and then at its other development stage projects.

By far the highest risk in developing a new mine is finding a significant metal deposit. Industry statistics show that for each new discovery made thousands of prospects will be tested. After that initial discovery, the project development risks are associated with the viability of taking the project through to commercial production.

A series of steps including detailed engineering studies, extensive social and environmental reviews, and permitting followed by project financing are key milestones that must be met to achieve a commercially viable operation. As each development milestone is completed, the risks are diminished and the value of the project will increase towards its full value as a producing asset. In the gold business this is typically at a multiple to its net asset value.

Finally with all of these milestones achieved, a construction decision can be made heralding development of the new mine and the transition to commercial production. The Rock Creek mine is now poised at this point carrrying NovaGold into its first significant commercial production.



Construction at Galore Creek camp



Rock Creek development team and mining fleet

NovaGold's Rock Creek project is moving closer to becoming the Company's first gold producing mine. Construction is anticipated in the second half of 2006 provided all required permits are received with commercial production in 2007.

The Rock Creek project is located only 12 kilometers (7 miles) from the city of Nome, which sits along the Bering Sea on the southern shore of the Seward Peninsula. The town hosts a population of 4,000, serves as the logistical and administrative center for Western Alaska and has year-round daily commercial jet service and large container barge traffic from June through October. Nome has a relatively dry climate, easily accessible terrain and some of the best infrastructure in the State of Alaska with roads providing year round access to the Rock Creek, Big Hurrah and Nome Gold properties.

The presence of nearby infrastructure and power coupled with simple mining and processing techniques, modest capital costs and excellent resource expansion potential make Rock Creek an ideal project for NovaGold to build its operations team and transition from an exploration stage company to a gold producer. The Company envisions the development of the Rock Creek mine as part of an integrated operation that includes the Rock Creek and Big Hurrah deposits, and the Nome Gold alluvial deposits. The Big Hurrah deposit, a smaller, but higher grade satellite deposit situated 72 kilometers (44 miles) away, will also be processed at the Rock Creek facility enhancing the overall economics of the project. Project permitting is anticipated to be a straightforward and timely process, due to the strong community support for the project and the long history of mining in the area.

The mine is projected to produce an average of 100,000 ounces of gold per year from a conventional open-pit, year-round mining operation. The project is on 5,700 hectares (14,000 acres) of patented private land owned 100% by NovaGold, and on land owned by the Bering Straits and Sitnasuak Native Corporations.

NovaGold holds an exploration and mining lease on approximately 8,100 hectares (20,000 acres) of Bering Straits Native Corporation lands, as well as a surface use agreement with Sitnasuak Native Corporation, the local Nome village corporation.

Rock Creek Development Highlights during 2005

- Additional 1,230 meters in 48 holes drilled at Rock Creek and the 5,540 meters in 84 holes at Big Hurrah deposits
- Geotechnical and environmental studies largely completed
- Work commenced on updating resource estimations at Rock Creek and Big Hurrah
- Regional exploration

Norwest Corporation, an independent engineering services company, completed an Economic Assessment Study of NovaGold's Rock Creek gold project in 2003. Based on a gold price of US$325/oz. and a 1.0 g/t cut off grade, the firm calculated the deposit hosted measured and indicated resources of 555,000 ounces contained gold plus an additional 303,000 contained ounces in the inferred category.

Since that time NovaGold has drilled an additional 234 holes or 18,650 meters bringing the total to 43,000 meters on the Rock Creek deposit. In addition, NovaGold has drilled an additional 8,700 meters in 151 core and rotary holes during 2004 and 2005 at Big Hurrah deposit.

Drilling at Big Hurrah was designed to confirm historic work on the property and to form the basis for a new resource estimate currently being prepared for the deposit. Based on NovaGold and historic drilling, the Company is now anticipating an initial mineralized zone at Big Hurrah containing 150,000 to 200,000 ounces of mineable gold grading 5 g/t gold starting from the surface. An updated independent resource calculation, part of the final economic assessment of Rock Creek and Big Hurrah, should be completed during the first half of 2006.

NOME OPERATIONS

With the abundance of high quality exploration targets controlled by the Company in the Nome district, it is management's view that additional resources may be discovered, considerably extending the planned life of the project. Significant exploration expenditures are planned going forward and will target resource areas such as the Saddle satellite deposit and the Nome coastal plain where the Company has recently compiled over 7000 historic drill holes into a modern database which will be used to model and target both alluvial and lode gold resources on the Nome Gold property.

Engineers to develop the Environmental Assessment (EA) document for the project. The Company has hosted several community informational meetings in Nome and has generally received broad community support because of the minimal environmental impacts anticipated from the project and the significant economic benefits the project would contribute to the local community. Consultation with the permitting agencies for the project indicates that permits may be received in the second half of 2006 with construction to begin immediately thereafter.



Rock Creek gold deposit

Economic Assessment

The Rock Creek mine will be developed as a 7,000 tonne per day year-round, conventional open pit operation producing approximately 100,000 ounces of gold per year at estimated total cash costs ranging from US$250-$275 per ounce. Capital costs are estimated at approximately US$65 million. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the gold price and grade, followed by changes to the operating costs and then to changes in capital costs. Test work at Rock Creek has shown favorable metallurgy with more than 80% of the gold recoverable using simple and inexpensive gravity methods. When combined with flotation and cyanidation overall gold recovery is anticipated to be in excess of 90% with a gold doré poured on-site.

The major mining equipment fleet for the Rock Creek project consists of four 100 tonne trucks and two loaders, all of which have been purchased and barged to Nome in anticipation of construction. The project would employ approximately 135 skilled workers to handle operations at the mine and mill complex located 12 kilometers outside of Nome. It is anticipated that on-site construction would take approximately nine months once final permits are in hand. The project would have a total power requirement of approximately 8 MW supplied from the local power utility, Nome Joint Utility System.

Environmental Stewardship

NovaGold has collected detailed baseline environmental data for an Environmental Information Document for use by the U.S. Corps of

Looking Forward: Development Work

In preparation for a final construction decision by the NovaGold Board of Directors on the Rock Creek mine in 2006, independent engineering firms, Norwest Corporation and Samuel Engineering Inc. are completing final detailed engineering on the project.

The engineering design and construction of the Rock Creek mine is being overseen by a team lead by Doug Nicholson, Vice President and General Manager of Alaska Gold Company, a wholly-owned subsidiary of NovaGold and Ken Pohle, construction manager. Mr. Nicholson and Mr. Pohle were instrumental in the development, construction and operation of Kinross Gold's 400,000 ounce per year open-pit Fort Knox and True North mines in Fairbanks, Alaska.

Engineering studies for the final mine plan include refined geotechnical, hydrologic, and metallurgical studies along with final pit design and optimization. In addition to Norwest, NovaGold has retained several specialized firms for the mine planning work including: Water Management Consultants (WMC) Group to assess the hydrologic characteristics; Smith Williams Consultants (SWC) for dam design and geotechnical evaluations; Pennstrom Consulting for metallurgical evaluation and design; Roberts and Schaefer for mill design; Dorr-Oliver-Eimco to optimize the tailings disposal facilities, SGS Laboratories for Acid-Base-Accounting (ABA); McClelland Laboratories for kinetic test work, and Bristol Environmental & Engineering Services Corporation to manage overall project permitting of the Rock Creek site.

In addition, the Company has undertaken a grade control sampling program, developed in consultation with Francis Pitard & Associates, including trenching, rotary drilling and blast hole drilling to develop an optimal blast hole sampling protocol to be used during mine operations.

NovaGold has begun to purchase mine equipment including the haul trucks and loaders which were shipped by barge in late 2005 and are now ready for construction at Rock Creek. Long lead items are being sourced to ensure delivery into Alaska by the summer to meet the mine construction timeline.

NovaGold also anticipates continued sales from its Nome sand-and-gravel and land businesses which have consistently contributed US$2 to 3 million in cash flow over the past 5 years for the corporation. With the price of gold now over US$500 per ounce, it is envisioned that over the next two years the Company will evaluate restarting gold production from its extensive alluvial gravel holdings in the district (Nome Gold project) and at the same time co-produce quality sand and gravel products. Combined with the Rock Creek and Big Hurrah mining operations, this integrated operating unit of Alaska Gold will be referred to as the Nome Gold Mines.

Nome Gold Project

The 1999 acquisition of Alaska Gold - with its alluvial gold resources and property holdings in and around Nome Alaska - was the first key business activity of NovaGold following its 1998 reorganization under current management.

NovaGold is currently undertaking an economic evaluation to study restarting alluvial gold production from its Nome Gold property which covers a major portion of the historically famous Nome goldfields. Over the last 100 years, the Nome alluvial deposits have produced nearly 5 million ounces of gold from shallow, flat-lying sand-and-gravel deposits. The current study will assess the viability of a combined gold and aggregate production facility.

The Nome Gold property currently contains a historic resource of 1.2 million ounces of measured and indicated gold resources and an additional 1.1 million ounces of inferred gold resource. This gold resource is contained in a 295 million tonne sand-and-gravel aggregate resource. Outside of the defined gold resource area, an additional sand-and-gravel resource of 847 million tonnes has been identified, for a total sand-and-gravel resource in excess of 1 billion tonnes. This is one of the largest sources of construction aggregate on the Pacific Rim, located on private lands with immediate access to a port.

The gold resources are defined by approximately 7,000 drill holes. NovaGold has completed a 3-D geologic model of the deposit with specific attention to outlining the higher grade portions of the overall resource. These higher grade zones will be the focus of the

initial economic evaluation. The study will examine utilizing a conventional truck and loader operation, and the potential of restoring the Company's two bucketline dredges to operation in combination with a state-of-the art gold recovery plant. The processed gravels would be screened and/or crushed to produce a high value aggregate product for sale into the regional construction market. Capital for the project will be reduced by synergies with the Rock Creek open pit operations and should be modest.

Until 1998, the Nome goldfields were profitably mined solely as an alluvial gold operation producing about 25,000 ounces of gold annually. Mining was shut-down in 1998 due to low gold prices. NovaGold's current business plan for the Nome Gold project envisions the potential to restart operations with a target to ultimately produce 25,000 ounces of gold annually along with several million tonnes of sand-and-gravel co-product. If the operation proves successful and gold prices remain strong expansion opportunities will be evaluated.

The combination of a low-cost gold production facility integrated with the on-going sand-and-gravel operation as well as the operational synergies with Rock Creek and Big Hurrah could allow the overall Nome Gold project to produce gold at cash costs in line with company objectives. The economic assessment study will define the capital and operating cost parameters.



Barge with equipment headed to Nome

Nome Sand-and-Gravel Operations

Since 1999 the Company has generated a considerable portion of its operating cash flow from sand-and-gravel aggregate sales taken from existing stockpiles of material that were the by-product of historic mining operations. The expansion of this business into higher value-added products is now being considered. With its huge, sand-and-gravel aggregate resources located near the Port of Nome, the Company sees potential to expand its aggregate business well beyond its existing Western Alaska market.



Development

Project development milestones serve as important valuation waypoints on the road to production. These key milestones include three typical engineering phases for most projects: the Preliminary Economic Assessment Study; the Pre-Feasibility Study; and the Feasibility Study. Each of these studies incorporates a sequentially higher level of financial analysis combined with a greater level of confidence associated with both the capital and operating cost estimates for the mine. Through this process the key operating parameters are identified and the various approaches to mining are determined. Ultimately, the Feasibility Study optimizes the mine plan, processing plant, and the reclamation plan with the goal of building the best possible project and maximizing the return on investment. Currently, NovaGold's two largest projects, Galore Creek and Donlin Creek, are in the advanced Development Stage.

During 2005 at Galore Creek, NovaGold completed a Pre-Feasibility level study based on the previous years drill information that demonstrated the project was financially robust. In addition, a major 63,000 meter infill drill program was conducted along with extensive environmental and geotechnical studies in preparation of a Feasibility Study and an Environmental Assessment Report to initiate the permitting process. During 2006 the Company will complete the Feasibility Study and submit the Environmental Assessment Report and Permit Applications with the objective of being able to start construction in 2007.

At the Company's Donlin Creek project, Barrick Gold is completing a Pre-Feasibility level engineering and design study and initiating the environmental permitting process. Concurrently, a US$30 million, 40,000 meter infill program is underway along with additional environmental, geotechnical and engineering studies to be used in the completion of a Feasibility Study in 2007.



Galore Creek camp



Drilling at the SW deposit, Galore Creek

The Galore Creek copper-gold-silver project is one of NovaGold's most promising development stage projects. The 86,600 hectare (214,000 acre) property is located within the historic Stikine Gold Belt of Northwestern British Columbia, approximately 75 kilometers (46 miles) northwest of Barrick Gold's Eskay Creek gold-silver mine. The project lies 70 kilometers (43 miles) west of Highway 37 and 150 kilometers (90 miles) northeast of Stewart, British Columbia, a year-round concentrate shipping port available to the project.

Galore Creek is one of the largest and highest grade undeveloped porphyry-related copper-gold-silver deposits in North America. Extensive historic work was carried out on the project by subsidiaries of Rio Tinto plc. and Anglo American plc. from the early 1960s through 1991. Based on this work and subsequent work completed by NovaGold since 2003, Galore Creek now hosts 13.75 million ounces of gold, 156.4 million ounces of silver and 12.0 billion pounds of copper - equivalent to a total contained metal value of more than 40 million ounces of gold.

An updated resource estimation was released in April 2005, integrating all exploration work on the project through 2004 including over 133,000 meters (436,000 feet) of drilling in 537 core holes. Management believes it is highly likely that additional resources will be defined on the property prior to the start of production through a focused ongoing exploration effort during mine development.

Galore Creek Project Development Milestones during 2005

- Completed a 63,000 meter campaign of infill, exploration and geotechnical drilling in preparation for Feasibility Study
- Updated Galore Creek economic assessment study doubling project throughput to 65,000 tonnes per day while maintaining a plus 20 year mine life - projected cash flows indicate rapid pay-back of capital
- Annual project production is forecast to average more than 300,000 ounces gold, 2.3 million ounces silver and 370 million pounds copper each year during the first 6 years of production with total production costs in the lower quartile of producers
- Geotechnical drilling for plant site locations, pit stability and water management have been completed in preparation for a Feasibility Study due in the second half of 2006

Under an agreement with subsidiaries of Rio Tinto and Anglo American, NovaGold has an option to purchase 100% interest in the Galore Creek project with no underlying third-party retained royalties or back-in rights.

NovaGold also holds an option to earn up to an 80% interest in the adjoining Copper Canyon property from Eagle Plains Resources Ltd. The Copper Canyon property is at an earlier stage of development than the main Galore property but is within 5 kilometers of the identified Galore Creek resource.

Drilling in 2004 combined with historic work at Copper Canyon has defined an inferred resource of 2.86 million ounces of gold, 38 million ounces of silver and 1.1 billion pounds of copper. This resource is included in the overall Galore Creek totals for the project. NovaGold also holds an option for a 60% interest in the adjoining Grace Claims from Pioneer Metals Corporation. Work on that property is still at an early targeting stage with no resource currently defined. In October 2005, Pioneer Metals Corporation launched a legal action against the Company with regards to the Grace property option agreement. NovaGold management looks to resolve the situation on the Grace property and to continue exploration there over the coming season.

Galore Creek



Galore Creek camp

Economic Assessment

Hatch Ltd., an internationally recognized independent engineering services company, completed an updated economic assessment of the Galore Creek project in October of 2005. The costs and the design work were completed to a pre-feasibility level, with the exception of the concentrate pipeline.

This economic assessment study refined the geological understanding of the Galore Creek deposits and identified the preferred route for the access road, power line and concentrate pipeline. It also defined the equipment and facilities required for a large-scale open pit mining and milling operation. Hatch successfully outlined the project's cost parameters and confirmed that with the completion of the final feasibility study the Galore Creek project can be developed into a major new open pit copper, gold and silver producing mine.

Galore Creek is one of only a few large development stage copper-gold-silver projects world-wide with grades over 1% copper equivalent. Using long-term average metals prices, Hatch indicated the viability of a conventional open pit mining operation. The economic assessment envisions that the Galore Creek deposit could be developed by conventional open-pit mining methods at a rate of 65,000 tonnes of ore per day and has the potential to recover at least 5.9 billion pounds of copper, 3.7 million ounces of gold, and 40 million ounces of silver over an estimated 20 year mine life.

The first six years of production would yield over 300,000 ounces of gold, 2.3 million ounces of silver, and 370 million pounds of copper annually. In terms of gold, average total cash cost would be negative US$300 per ounce of gold, using copper and silver revenues as credits. In terms of copper, average total cash cost would be US$0.36 per pound of copper, using precious metals as by-product credits. These numbers are based on long-term transportation and refining cost projections and metal prices of US$1.00 per pound copper, US$400 per ounce gold, and US$6.00 per ounce silver.

Using these prices, the net after-tax cash flow from the project is estimated to generate over US$200 million per year during the first six years of production and result in rapid payback of all mine capital within 5.2 years.

At slightly higher metal prices of US$1.75 per pound copper, US$450 per ounce gold and US$7 per ounce silver, the Galore Creek project would generate an average of US$480 million in pre-tax annual cash flow and over US$350 million annually in after-tax cashflow during the first six years of mine life. This would effectively reduce the capital payback to about 2.1 years. At press time spot metal prices are: copper US$2.50 per pound; gold US$600 per ounce; and silver US$12 per ounce.

Financial Analysis

A financial analysis using the base case economic parameters indicates that, using projected long-term metal prices US$1.00 per pound of copper, US$400 per ounce of gold and US$6.00 per ounce of silver, the Galore Creek project could generate a pre-tax internal rate of return (IRR) of 11.1% and have an undiscounted after-tax Net Present Value (NPV) of US$783 million. At slightly higher long-term metal prices of US$1.75 per pound of copper, US$450 per ounce of gold and $7.00 per ounce of silver, the base case pre-tax internal rate of return (IRR) nearly triples to 30.3% and the undiscounted after-tax Net Present Value (NPV) increases to over US$3.1 billion.

On a cash flow basis the first 6 years of the project would generate a total of over US$1.2 billion in cumulative net after-tax cash flow using long-term average metal prices providing a rapid payback of the mine capital. Using the more aggressive metal prices the project would generate a total of over US$2.1 billion for the first six years of the mine life in net after-tax cash flow.

Over the life of the mine, the Galore Creek project would contribute over US$250 million a year to the local economy through salaries, purchases of goods and services for the mine and taxes for a total over US$5 billion during the 20 year estimated mine life.



Moving construction materials to Galore Creek from Bob Quinn

Exploration and Development

The 2005 work program met its primary objectives of completing over 63,000 meters of drilling to convert the Inferred category resources to higher quality Measured and Indicated category resources, and to provide extensive geotechnical and environmental data for project engineering. Most importantly, the infill drilling has confirmed and better defined the higher-grade mineralization while the geotechnical drilling has provided the data necessary for the environmental assessment and engineering estimates to be incorporated in the final Feasibility Study planned for completion in 2006.

Drilling in 2005 concentrated on the Central, Southwest and West Fork deposits. In particular, significant areas of Inferred mineralization in the Southwest and the recently discovered West Fork deposit were targeted for conversion to Measured and Indicated category. Some reclassification of mineralization within the Central deposit was also completed including portions of the Central zone where areas of historic drilling needed additional drilling to verify and confirm resources. Specific emphasis was placed on added drilling in areas of high grade mineralization critical to the early production years to enhance payback.

Additional drilling for geotechnical studies, used in detailed mine design including pit slope stability and water management, and for optimizing metallurgical recovers, as well as for assessing environmental parameters such as Acid Rock Drainage (ARD), were completed. All of this data, along with the extensive environmental assessment programs conducted in 2005, provide the basis and technical support for the Environmental Assessment (EA) application needed for mine permitting and for the final Feasibility Study needed for financing and construction.

Looking Forward: Galore Creek Project Development Milestones

NovaGold's objective is to commence construction of the Galore Creek project in early 2007. The Company has been working with its consultants and advisors in consultation with the Tahltan First Nation to develop a detailed program of activities designed to support this objective. Key target milestones identified for the project include:

- Q2 2006 Submission of EA and Permit Applications
- Q2 2006 Feasibility Resource Estimate Complete
- Q3 2006 Completion of the final Feasibility Study
- Q4 2006 EA Certificate Decision
- Q1 2007 Receipt of Key Construction Permits
- Q1 2007 Initial Project Financing

Galore Creek

- Early 2007 Start of Construction
- 2010 Start of Commercial Production

One of the key upsides demonstrated by the Hatch report is the significant economic benefits that results from the extension of the higher production years of the mine beyond year six. The addition of just a few years of production at the average grade of the first six years would result in a substantial increase in the rates of return and net present values for the project.

Given the enormous prospectivity of the Galore Creek District, NovaGold is preparing a five-year exploration plan which it intends to execute concurrently with the Feasibility, permitting, and construction to further define this upside potential.

Tahltan Nation Development Corporation, to conduct the environmental studies to be incorporated into the Galore Creek Environmental Assessment report.

On February 13, 2006 the Tahltan Central Council and NovaGold announced that they had entered into a comprehensive agreement with the Tahltan First Nation for their participation and support for the development of the Galore Creek mine. The agreement calls for financial contributions by NovaGold to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts due to the mine's development.

The Company will continue to work closely with representatives from the Tahltan First Nation to identify areas of concern and mutual



New facilities at Galore Creek

Environmental Stewardship

Since NovaGold initiated work on the Galore Creek project starting in 2004, the project has received a high level of support from the community, First Nations and Government. This should facilitate progress through the mine regulatory and permit process.

Following NovaGold's approach of working closely with the native peoples in Alaska, the Company is actively engaged with community leaders in Northwestern British Columbia. The Galore Creek project is located within the traditional territories of the Tahltan First Nation. The Tahltan have extensive experience with mining (obsidian, coal, and gold historically, and the Cassiar, Golden Bear and Eskay mines more recently). The Tahltan support responsible development of natural resources in their traditional territory and have established many business ventures to support the mining industry, including: catering, construction, and environmental services.

In support of this approach the Company has engaged RTEC, a joint company comprised of Rescan Environmental Services and the

interest following the principles developed by the "Tahltan Symposium on Mining" and outlined in the document, "Out of Respect - The Tahltan, Mining and the Seven Questions to Sustainability." In addition, the company continues to work with other local communities in northern British Columbia as well as with the Provincial and Federal government agencies. The project continues to receive strong interest and support from each of these groups in recognition of the potential significant economic benefits to the region.

As part of the permit approval process, NovaGold will comply with both the British Columbia and Canadian Environmental Assessment Acts. The Provincial Land Resource Management Plan (LRMP) for the Galore Creek area (approved by the B.C. cabinet in October 2000) designated the project area and its potential access corridors open for managed resource development. This completed planning and consultation process should significantly facilitate Environmental Assessment (EA) approval and project permitting. Based on discussions held with Government representatives to date, it is anticipated that final project approvals and permits should be completed such that construction may begin in early 2007.



Donlin Creek camp and Acma deposit

- Barrick Gold acquired Placer Dome and has taken over as project manager of the Donlin Creek joint venture

The Donlin Creek property contains a measured and indicated mineral resource estimated at 14.8 million ounces of gold, and an inferred mineral resource estimated at 13.6 million ounces gold, making it one of the largest undeveloped gold resources in North America. The estimate was based on a cut-off grade of 1.2 grams per tonne and a gold price of US$400 per ounce. The measured, indicated and inferred resource estimates at Donlin Creek were updated in January of 2006 by AMEC E&C Services Limited (AMEC), Placer Dome and NovaGold.

Barrick Gold Corporation acquired Placer Dome in early 2006 and has assumed Placer Dome's place in the joint venture agreement. As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over one million ounces of gold per year - making it a true world-class asset. The project is a joint venture between NovaGold (70%) and Barrick Gold (30%). In order for Barrick Gold to earn the additional 40% interest in the Donlin Creek project from NovaGold (bringing its total to 70% interest), Barrick is required to complete the balance of the U.S. $32 million expenditure commitment of Placer Dome and complete the same joint venture requirements as Placer Dome which include completing a bankable feasibility study and making a positive decision to construct a mine by November 2007. During the development period NovaGold is not required to contribute any additional funding until Barrick has invested the U.S. $32 million.

During 2005 the Alaska based Donlin development team was significantly expanded with further additions anticipated under Barrick's management. This includes new project management with operations experience at major mines in the United States and the addition of permitting specialists with senior level experience within the Alaska State Department of Natural Resources.

Donlin Creek Exploration and Development during 2005

The independent engineering firm, AMEC E&C Ltd. completed a Preliminary Economic Assessment study for Donlin Creek in 2002. The study demonstrated at a 20,000 tonne per day throughput that a long-lived conventional open-pit mining operation producing more than 1 million ounces of gold per year would be economically viable at Donlin Creek based on the estimated operating and capital costs for the project.

Subsequent to the Preliminary Economic Assessment study, NovaGold's exploration program expanded the deposit to more than 25 million ounces of gold and identified several new resource

The Donlin Creek gold project is NovaGold's second major development stage asset. The 10,900 hectare (27,000 acres) property is located in the historic Kuskokwim Gold Belt of Southwestern Alaska. The property is under lease from Calista Corporation and the Kuskokwim Corporation, two Alaska Native Corporations. The project is located 19 kilometers (12 miles) north of commercial barge access on the Kuskokwim River at the community of Crooked Creek, Alaska.

Donlin Creek Project Development Milestones during 2005

- Placer Dome expended US$14 million in 2005
- Drill program consisted of 28,000 meters (92,000 feet) with 109 infill, geotechnical and condemnation drill holes
- Drill results continued to confirm geologic model and grades
- Detailed engineering and design studies were initiated
- Baseline and environmental assessment studies continued in preparation for project permitting
- Drill results continue to confirm geologic model and grades

Donlin Creek

areas adjacent to the known deposits at Donlin. The deposits remain open to expansion at depth and along the mineralized trend of the system.

Over the past two years, a series of engineering studies have been completed to refine the economic parameters of the project for power, logistics and processing, as well as continuing environmental baseline studies and refining the layout and design of the mine facilities. Of particular note has been the innovative look at the potential to utilize local power alternatives for the project including the possible use of "green" or alternative energy sources such as wind co-generation to reduce the environmental impact from the mine and to mitigate potential future global energy price increases. Ongoing studies indicate the potential for a nearby wind turbine farm to generate from 40% to 60% of the power needed for the Donlin Creek project.

As currently envisioned, the Donlin Creek mine would process between 30,000 to 40,000 tonnes of ore per day producing from 1 to 1.5 million ounces of gold per year at estimated total cash costs of US$180 to US$220 per ounce using on-site power. NovaGold's retained 30% share of this gold production would likely range from 300,000 to 400,000 ounces of gold annually.

The current mine scenarios focus on near surface ore zones that would be amenable to large scale, low-cost open pit mining methods. The gold ores would be crushed, finely ground, and then fed to a flotation circuit to separate the gold bearing sulfide minerals from the rock. The high-grade sulfide concentrate would then be oxidized using pressure oxidation in an autoclave. The gold would then be leached from the oxidized residue and recovered with activated carbon in a standard CIL process. Approximately 90% of the gold would be recovered with this process. Additional engineering work will focus on further improving the overall gold recoveries and costs through process optimization.

The scale of operation, method of processing and grades at Donlin Creek are similar to Barrick's flagship Goldstrike mine along the Carlin Trend in Nevada as well as at their recently acquired Porgera mine in Papau New Guinea which both produce in excess of 1 million ounces of gold per year from sulfide ores using pressure oxidation.

Looking Forward: Exploration and Development Work

- Barrick Gold is completing Pre-Feasibility level studies in the first half of 2006
- The results of the 2005 drilling are being incorporated into a new 3D lithology and alteration model to guide the extensive 2006 infill, exploration and geotechnical drill program
- On-going engineering studies will include: completion and analysis of geotechnical and condemnation drilling and installation and data collection from wind monitoring instruments, and additional metallurgical bench and pilot test work
- On-going data collection from wind monitoring stations to further evaluate wind energy potential for the mine
- Environmental baseline work continues with additional habitat, fisheries and waste characterization studies along with the on-going water quality studies

Considerable potential to expand the gold resource remains at Donlin Creek where the current 28.5 million ounce resource is contained within only a small portion of the overall property. Numerous other targets have been identified along the 10-kilometer long mineralized gold trend defined by surface sampling and various historic drill holes containing significant gold values. These target areas have not had sufficient drilling to be included in the current resource inventory but remain highly prospective for future discovery. Management is confident that additional drilling will result in further resource expansion elevating Donlin Creek to one of the premier North American gold deposits.

The State of Alaska has assigned members of their large mine permit team to the Donlin Creek project and is closely working with the Joint Venture. With recent positive initiatives by the State of Alaska to streamline permitting and with strong support from Calista Corporation and The Kuskokwim Corporation, the two Alaska Native Corporations that own the sub-surface and surface rights to the property, the project is well positioned to move through the permitting process in a timely manner. Other factors supporting a smooth permitting process include the project's relatively dry interior climate, easily accessable terrain, minimal impact to species and habitats and significant economic benefits to the region from the development of the Donlin Creek mine.

NovaGold will continue to pursue additional opportunities in the region around Donlin Creek and in other areas within Alaska due to the outstanding exploration potential in the region. A favorable investment climate is afforded by Alaska's low political risk and resource-based economy which encourages investment in exploration and mining.

NovaGold shareholders should continue to see considerable added value from the Donlin Creek asset as the project advances from the current Pre-Feasibility stage into Feasibility in 2006 and with the receipt of permits allowing the start of mine construction.

Exploration

In order to remain in operation all producing companies must at a minimum replace the reserves that they mine each year. To achieve growth means a producing company must expand reserves and resources over and above that which is mined. Mining companies typically achieve this growth by acquiring other successful companies, by providing the capital and/or mining expertise to a joint venture in return for a share of the production, or by exploration success - this is where NovaGold has excelled. Acquisition costs have historically ranged from US$75 to US$150 per resource ounce of gold while exploration costs have typically ranged from US$5 to US$20 per resource ounce.

Management believes that adding ounces through exploration success is one of the best ways to create new shareholder value. NovaGold has been able to consistently add to its resource base. Exploration success in 2005 added more than 8 million ounces of gold, 60 million ounces of silver and 6 billion pounds of copper to NovaGold's account at a cost of less than US$5 per discovered ounce. Thus, exploration remains one of the most cost effective ways of increasing shareholder value.

The Ambler project, a joint venture with Rio Tinto, promises to add further quality resources to NovaGold's inventory. Last year, drilling confirmed additional high-grade copper-zinc and precious metal mineralization. Diligent exploration work has identified additional geophysical targets near the known Arctic deposit which have the potential to host new discoveries. These targets will be tested in 2006. In addition, a Preliminary Economic Assessment study is scheduled for completion during the second half of the year.

In addition to the Ambler project, NovaGold holds an impressive portfolio of projects that fit its corporate exploration strategy of identifying quality, under explored projects with existing resources or the potential to rapidly develop new resources. These types of projects reduce early stage project risk and allow the Company to apply its considerable exploration, finance, and development expertise. Applying this expertise will allow NovaGold to continue to rapidly advance projects from an early exploration stage to advanced development stage valuations and eventually through production. These projects represent the next generation of discovery and growth as NovaGold's current advanced stage projects move through the development pipeline and into production.



Bruce Otto mapping at Galore Creek

Ambler



Paul Lindberg gathering data at the Arctic deposit

The Ambler property is comprised of 37,500 hectares (92,500 acres) of patented and State of Alaska mining claims covering a major portion of the precious metal-rich, Ambler volcanogenic massive sulfide (VMS) belt. The property is located approximately 180 miles southeast of the Red Dog mine, the world's largest zinc mine owned by the NANA Regional Native Corporation and operated by Teck-Cominco Ltd. Ambler is an ideal fit with NovaGold's corporate exploration strategy of acquiring high quality, precious metal-rich mineral districts where existing resources can easily be expanded by well executed exploration programs.

NovaGold is acquiring a 51% interest in the Ambler property, through an option agreement with Kennecott Exploration Company and Kennecott Arctic Company, subsidiaries of Rio Tinto plc. NovaGold is manager of the project through completion of a final Feasibility study.

Ambler Project Milestones during 2005

- Completed 3,000 meters of drilling in 9 holes that confirm additional high-grade copper-zinc and precious metal mineralization along the eastern margin of the Arctic deposit
- A Preliminary Economic Assessment has been commissioned and a new 3-Dimensional model of the Arctic deposit is currently being constructed for completion in mid 2006
- Exploration has identified a major geophysical anomaly of similar magnitude and intensity as the geophysical anomaly associated with the Arctic deposit. A drill test of this target is planned for 2006
- Claim holdings were significantly expanded in the Ambler district and now cover about 378 square kilometers

The project contains multiple promising prospects with the most advanced target - Arctic hosting a historic inferred resource of 36.3 million tonnes averaging 4.0% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver. Using long term metals prices this equates to an 8.0% copper equivalent grade.

The Arctic deposit ranks among the largest and richest VMS deposits in the world based on both total in-situ metal value and value per tonne. The contained precious metals in this resource total over 817,000 ounces of gold and 62 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead.

This estimate was based on 70 wide-spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys. The resources referred to above are historical in nature and were compiled prior to National Instrument 43-101. NovaGold believes that these historic results provide an indication of the potential of the property and are relevant to ongoing exploration, however, they are not compliant with NI 43-101.

The Ambler district was first discovered by Rio Tinto's subsidiary Bear Creek Exploration in the late 1960s. However by the late 1970s project development stalled as a result of Alaska's land claims settlement between Native, State and Federal interests. It took over 20 years before land selections were finalized, and by then low metal prices hampered project development. The land claims are now settled and both the State of Alaska and NANA are looking for opportunities that present long-term sustainable development of their lands. Rio Tinto has joined with NovaGold to develop this project specifically because of NovaGold's success working with local communities, Native Corporations, and State and Federal government agencies to advance projects towards development.

According to the terms of the agreement with Rio Tinto, NovaGold can earn a 51% interest by matching historic expenditures on the property totaling US$20 million before 2016. During the first five years of the agreement NovaGold must spend a minimum of US$5 million on exploration and development work and obtain memoranda of understanding with landowners in the region necessary to provide access for mine development. During the second phase of the agreement, NovaGold must spend the balance of the earn-in funds (for a total of US$20 million) and complete a pre-Feasibility Study resulting in a positive rate of return.

NovaGold is manager of the project through to the completion of a final Feasibility Study at which time Rio Tinto has a one-time option to acquire an extra 2% interest in the project from NovaGold and assume the management of construction and operation of the mine by making a one-time payment to NovaGold equivalent to 4% of the project's Net Present Value.

Looking Ahead

Based on the 2004 exploration drilling and a newly developed interpretation of the Arctic deposit, NovaGold geologists anticipated that mineralization on the lower limb of the Arctic deposit remained open for expansion to the south and east. Drilling in 2005 confirmed this model, which shows mineralization as two extensive and continuous ore horizons along both limbs of a relatively flat-lying fold that opens towards the southeast. Exploration will continue to define the limits of the Arctic deposit with the goal of tabling a NI 43-101 compliant resource in 2006.

Since volcanogenic massive sulphide deposits are genetically formed in clusters, the Arctic deposit is likely to be one of several VMS deposits occurring on the Ambler property. The Ambler VMS belt has been largely unexplored since the early 1980s and the Company feels there is excellent potential to both expand the existing resources at the Arctic deposit, as well as to identify new high quality targets along the 40 kilometers of favorable volcanic-sedimentary stratigraphy in the district.

NovaGold's exploration program in 2005 systematically evaluated all existing data and extended mapping, sampling and geophysical surveys away from the known mineralization at the Arctic deposit. The reinterpretation of a detailed airborne geophysical survey in conjunction with mapping and subsequent follow-up with ground geophysics identified a significant new electromagnetic anomaly that is of similar magnitude and intensity to the Arctic deposit electromagnetic anomaly. The anomaly lies roughly 3 km west of the Arctic deposit and is located in the same stratigraphic position as the mineralization defined at Arctic. This target will be a focus of the 2006 exploration program.

As a result of this success, NovaGold has greatly expanded its claim holdings in the Ambler district. The Company has acquired 381 additional State of Alaska mining claims totaling 23,000 hectares (57,000 acres) which brings its total land holdings in the Ambler district to over 37,500 hectares (92,500 acres) or 375 square kilometres (144 square miles). The Arctic deposit itself is covered by 17 patented federal mining claims.

As with its other projects, NovaGold continues to work closely with the local communities at the Ambler project. NovaGold is working with the NANA Corporation, the Northwest Arctic Brough (NWAB) and the State of Alaska as part of an on-going Northwestern Alaska Resource Transportation Study, part of which focuses on the Ambler district as a priority area for infrastructure development. Four potential access corridors have already been defined by the State of Alaska for access to the project area as part of that study. Further work is planned by the State in 2006. Separately, NovaGold is working closely with NANA, NWAB, and the local villages to discuss and evaluate various transportation alternatives specifically identifying opportunities for synergies with existing priorities in the region.

In addition to studies on infrastructures, the Company has also initiated a study of various power alternatives for the project including the possible use of "green" or alternative energy sources such as wind or hydroelectric co-generation from nearby sources. NovaGold plans to complete a Preliminary Economic Assessment report detailing some of the preferred alternatives.



Looking east at the Arctic deposit



Mineral Resources

The tables on the following pages set forth NovaGold's interest in the Measured, Indicated and Inferred metal resources at each of its advanced stage properties in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities.

These mineral resource figures have been carefully prepared and verified by experienced and independent qualified third parties. These figures are estimates, however, and no assurance can be given that the indicated quantities of gold will be produced. None of the Company's resources can currently be classified as a mineral reserve until the completion of a Feasibility Study.

Mineral Resource

A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories:

An **Inferred mineral resource** is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An **Indicated mineral resource** is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A **Measured mineral resource** is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the



Drilling in the Central deposit at Galore Creek

appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve

A **Mineral Reserve** is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances or losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves:

A **Probable mineral reserve** is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A **Proven mineral reserve** is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant actors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource Notes: These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System. For a more detailed description of the key assumptions, parameters and methods used in estimating resources, see NovaGold's most recent Annual Information Form on file with Canadian securities authorities at www.sedar.com.



Bruce Otto mapping at Galore Creek

MINERAL RESOURCES

RESOURCE TABLES

GOLD RESOURCES

Rounding differences may occur

Property	Resources Measured & Indicated			Resources Inferred			Total Resources Measured, Indicated & Inferred			NovaGold after Earn-ins
	Tonnes (M)	Grade Gold g/t	Contained ozs.(M)	Tonnes (M)	Grade Gold g/t	Contained ozs.(M)	Tonnes (M)	Grade Gold g/t	Contained ozs.(M)	Contained ozs.(M)
DonlinCreek[1]	167.2	2.76	14.829	156.0	2.72	13.643	323.2	2.74	28.472	8.542
Galore Creek[2]										
Galore Creek	516.7	0.36	5.947	413.5	0.37	4.935	930.2	0.36	10.882	10.882
Copper Canyon	-	-	-	164.8	0.54	2.856	164.8	0.54	2.856	2.285
Nome District										
Rock Creek[3]	6.4	2.70	0.555	2.9	2.80	0.303	9.3	2.77	0.858	0.858
Saddle[3]	-	-	-	3.6	2.20	0.260	3.6	2.20	0.260	0.260
Nome Gold[4]	139.1	0.26	1.172	156.5	0.21	1.066	295.5	0.24	2.237	2.237
Ambler[5]	-	-	-	36.3	0.70	0.817	36.3	0.70	0.817	0.417
Shotgun[6]	-	-	-	32.8	0.93	0.980	32.8	0.93	0.980	0.490
Total			22.503			24.860			47.362	25.970
							Total Measured & Indicated			12.123
							Total Inferred			13.847
							Total Measured, Indicated & Inferred			25.970

SILVER RESOURCES

Rounding differences may occur

Property	Resources Measured & Indicated			Resources Inferred			Total Resources Measured, Indicated & Inferred			NovaGold after Earn-ins
	Tonnes (M)	Grade Silver g/t	Contained ozs.(M)	Tonnes (M)	Grade Silver g/t	Contained ozs.(M)	Tonnes (M)	Grade Silver g/t	Contained ozs.(M)	Contained ozs.(M)
Galore Creek[2]										
Galore Creek	516.7	4.5	75.4	413.5	3.2	43.0	930.2	4.0	118.4	118.4
Copper Canyon	-	-	-	164.8	7.2	37.9	164.8	7.2	37.9	30.3
Ambler[5]	-	-	-	36.3	54.9	64.1	36.3	54.9	64.1	32.7
Total			75.4			145.0			220.4	181.4
							Total Measured & Indicated			118.4
							Total Inferred			63.0
							Total Measured, Indicated & Inferred			181.4

Notes: These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System. Total MI&I Gold Resources are potential gold resources that will require additional exploration to elevate the Inferred Resource components to the higher Measured and Indicated Resource categories. See the adjacent numbered footnotes on resource information. Resources are also reported as net values to NovaGold after all project earn-ins.

COPPER RESOURCES

Rounding differences may occur

Property	Resources Measured & Indicated			Resources Inferred			Total Resources Measured, Indicated & Inferred			NovaGold after Earn-ins
	Tonnes (M)	Grade Copper %	Contained lbs.(M)	Tonnes (M)	Grade Copper %	Contained lbs.(M)	Tonnes (M)	Grade Copper %	Contained lbs.(M)	Contained lbs.(M)
Galore Creek[2]										
Galore Creek	516.7	0.60	6,789	413.5	0.43	3,939	930.2	0.52	10,728	10,728
Copper Canyon	-	-	-	164.8	0.35	1,275	164.8	0.35	1,275	1,020
Ambler[5]	-	-	-	36.3	4.0	3,201	36.3	4.0	3,201	1,633
Total			**6,789**			**8,415**			**15,204**	**13,381**

Total Measured & Indicated	6,789
Total Inferred	6,592
Total Measured, Indicated & Inferred	13,381

ZINC RESOURCES

Rounding differences may occur

Property	Resources Measured & Indicated			Resources Inferred			Total Resources Measured, Indicated & Inferred			NovaGold after Earn-ins
	Tonnes (M)	Grade Zinc %	Contained lbs.(M)	Tonnes (M)	Grade Zinc %	Contained lbs.(M)	Tonnes (M)	Grade Zinc %	Contained lbs.(M)	Contained lbs.(M)
Ambler[5]	-	-	-	36.3	5.5	4,401	36.3	5.5	4,401	2,245
Total						**4,401**			**4,401**	**2,245**

Total Measured & Indicated	-
Total Inferred	2,245
Total Measured, Indicated & Inferred	2,245

Resource Footnotes

1. The Measured, Indicated and Inferred resource estimates at Donlin Creek were updated in January 2006 by AMEC, Placer Dome and NovaGold. The model contains a total of 109,595 assay intervals from 221,838 meters of drilling and trenching. The mineral resource estimate is constrained within a potentially economic pit model using a 1.2 g/t economic cut-off grade. The resource estimate was prepared in accordance with NI 43-101 by Kevin Francis, P.Geo., NovaGold Resource Manager, Stanton Dodd, P.Geo., NovaGold Senior Geologist, and Lynton Gormely, Ph.D., P.Eng. of AMEC Americas Limited, each of whom is a Qualified Person under NI 43-101. NovaGold currently owns 70% of Donlin Creek subject to Placer Dome's right to earn an additional 40% in the project.
2. The Measured, Indicated and Inferred resource estimates at Galore Creek were updated for NovaGold in May 2005 using a 0.35% copper equivalent cut-off grade by Gary Giroux and Robert Morris, Hatch Ltd., Vancouver, B.C., Canada. The Copper Canyon resource was estimated January 2005 by Gary Giroux and Robert Morris, Hatch Ltd., Vancouver, B.C., Canada.
3. The Measured, Indicated and Inferred resource estimate at Rock Creek and Saddle were completed in 2000 by qualified persons, Phil St. George and Robert Prevost, with NovaGold Resources Inc. An independent Preliminary Economic Assessment Study (Scoping Study) was completed in August 2003 by Norwest Corporation on the Rock Creek project.
4. The Measured, Indicated and Inferred resource estimate at the Nome Gold Project was completed in year 1999 by qualified person, Norm Johnson, with the Alaska Gold Company.
5. The Ambler Project is operated by NovaGold, and the company is earning a 51% interest from subsidiaries of Rio Tinto plc. The resource is classified as an historic Inferred resource estimate based on 70 drill holes completed by Kennecott through 1989.
6. The Inferred Resource estimate at Shotgun was completed in 1998 by qualified persons Phil St. George and Robert Prevost, with NovaGold Resources Inc. TNR Gold Corp. has optioned the project and may earn a 50% interest in the property.

Corporate Policies

Environmental Policy Statement

NovaGold recognizes environmental management as a corporate priority. NovaGold emloyees care about preserving our environment for future generations, while also providing for safe, responsible, and profitable operations by developing our natural resources for the benefit of our employees, shareholders, and community.

In adopting the following Statement of Principles throughout all stages of exploration, development, mining, and closure, NovaGold intends to set and maintain standards of excellence for environmental performance at all our operations.

- NovaGold will communicate our commitment to excellence in environmental performance to our subsidiaries, employees, contractors, other agents, and the community.
- All new activities and operations will be managed to ensure compliance with applicable laws and regulations. In the absence of regulation, best management practices will be applied to minimize environmental risk.
- Remediation and mitigation of historic mining impacts on properties acquired by NovaGold will be managed through the cooperative involvement of NovaGold with previous owners, government agencies, and the community.
- In order to achieve our commitment to environmental excellence, NovaGold will utilize an environmental management system that ensures prioritization, planning, implementation, monitoring, and honest reporting.
- NovaGold will strive to minimize releases to the air, land, or water and will ensure appropriate treatment and disposal of waste.
- NovaGold will allocate the necessary resources to meet our reclamation and environmental obligations.
- NovaGold will continuously seek opportunities to improve our environmental performance through adherence to these principles. NovaGold will regularly report progress to our employees, shareholders and the community.

Social License & Sustainable Development Statement

NovaGold is committed to sustainable development, protection of human life, health, the environment, and to adding value to the communities in which we operate. We believe that mines can be developed in ways that minimize environmental impacts and benefit shareholders and local communities.

We are committed to the principles of sustainable development including:
- The conservation and preservation of natural resources and of the environment;
- The equitable sharing of the benefits of economic activity; and
- The enhancement of the well-being of people.

Our objective is to provide increased returns to our shareholders while creating value for our wider set of stakeholders through the fulfillment of our social responsibilities. We believe this approach will result in strategic opportunities developing for the Company in the regions we work and reduce elements of project development risk.

To the best of our abilities, NovaGold will:
- Train our people and provide the resources to meet our social objectives;
- Respect the social, economic and cultural rights of local and indigenous people;
- Apply best industry practices and techniques to our operations;
- Adopt policies and standards, and operating practices that ensure ongoing improvement;
- Share our success by partnering with stakeholders in community development programs;
- Assess our performance against our policies and standards; and
- Strive to communicate with communities, stakeholders and shareholders in an accurate, transparent and open manner.

We will strive to maintain the actions and conduct of every NovaGold employee and contractor on this basis to achieve the highest standards.

Management's Discussion and Analysis

General

This Management's Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) is dated February 24, 2006 and provides an analysis of NovaGold's financial results for the year ended November 30, 2005 compared to the previous year. At February 24, 2006 the Company has 88 million common shares issued and outstanding.

The following information should be read in conjunction with the Company's November 2005 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2005 Annual Report. The Company's accounting policy for investments has been expanded to include accounting for investments acquired since November 30, 2004. When no significant influence exits, the Company accounts for its investments in shares of other resource companies as long term investments and records the investment at cost unless an other-than-temporary decline in value has been determined, in which case the investment is written down to market value. When the Company has significant influence the investment is accounted using the equity method. The Company's proportionate share of income and expenses are recorded and a corresponding entry is made to the investment account. Investments that are expected to be sold within one year are recorded as temporary investments. The Company's accounting policies have been consistently followed in preparation of these consolidated financial statements except that the Company has adopted Accounting Guideline 15 "Consolidation of Variable Interest Entities (VIE)" effective December 1, 2004. This guideline requires the consolidation of VIE's by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not been material to the Company. All amounts are in Canadian dollars unless otherwise stated.

Description of Business

NovaGold is engaged in the exploration of mineral properties in Alaska and Western Canada, with three of its properties progressing towards development. The Company conducts its operations through wholly-owned subsidiaries and joint ventures. Since 1998, the Company has assembled a portfolio of gold and base metal properties. The Company is primarily focused on gold properties, some of which have significant copper and silver resources. Three of the Company's properties are advanced stage exploration projects with defined gold resources, and one property, the Ambler project, is an earlier stage polymetallic massive sulphide deposit. NovaGold had $215 million of unrestricted cash at February 24, 2006 with no long-term debt. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol "NG".

The Company's major properties are:
- the Galore Creek copper-gold property in Northwest British Columbia,
- a joint venture interest in the Donlin Creek gold property in Alaska,
- the Rock Creek, Big Hurrah and Nome Gold properties ("Nome Operations") near Nome, Alaska, and
- the Ambler copper-zinc-silver-gold property in Alaska.

Galore Creek

Galore Creek is a large copper-gold deposit located in Northwestern British Columbia with measured and indicated resources of 6.0 million ounces of gold, 75 million ounces of silver and 6.8 billion pounds of copper and additional inferred resources of 7.8 million ounces of gold, 81 million ounces of silver and 5.2 billion pounds of copper. NovaGold holds the Galore Creek project's known resources under two option agreements. NovaGold is earning a 100% interest in the main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, and contains most of the project's known resources. NovaGold has a right to earn an 80% interest in the Copper Canyon property which is immediately east of the main Galore Creek property. The Copper Canyon deposit contains 2.8 million ounces of gold, 38 million ounces of silver and 1.2 billion pounds of copper included in the aforementioned inferred resources. Based on an Updated Preliminary Economic Assessment completed by the international, independent engineering services firm Hatch Ltd., a 65,000 tpd milling operation could produce annually 370 million pounds of copper, 300,000 ounces of gold and 2.3 million ounces of silver during the first six years of mine life.

Donlin Creek

Donlin Creek, a joint venture with Placer Dome U.S. Inc. ("Placer Dome"), is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 14.8 million ounces of gold and additional inferred resources of 13.6 million ounces of gold. The Company's 70% interest in Donlin Creek is held through a joint venture with Placer Dome US (Placer Dome). Placer Dome became manager of the joint venture effective November 2002 and can earn a 70% interest (diluting NovaGold to 30%) in the joint venture by expending US$32 million on the property, completing a bankable feasibility study and making a positive construction decision, for a mine that would produce at least 600,000 ounces of gold per annum, on or before November 2007. The owner of the subsurface rights at Donlin, has a right within 90 days of issuance of the bankable feasibility study, to elect to acquire between a 5% and 15% participating operating interest in the project. At the current daily production throughput being contemplated of 30,000 to 40,000 tonnes per day the property would produce at least 1,000,000 ounces per annum of gold for multiple years.

Nome Operations

The Nome Operations consist of three separate projects located near the town of Nome Alaska: the Rock Creek, Big Hurrah and Nome Gold projects. The Company is also evaluating a historical gold

Management's Discussion and Analysis

resource on the Nome Gold project. Each property is described below:

Rock Creek

Rock Creek is the Company's most advanced project which, together with anticipated production from Big Hurrah, is expected to produce gold at an average rate of approximately 100,000 ounces of gold per annum starting by late 2006 or early 2007. The Rock Creek property is located 8 miles north of Nome, Alaska. Approximately 90% of the currently defined resources for the mine plan are located on lands owned by NovaGold.

Big Hurrah

The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Company is currently evaluating a historical resource containing approximately 100,000 ounces of near surface gold mineralization that could be mined and trucked to a milling facility located at Rock Creek. The Company expects this smaller but higher grade material to supplement the Rock Creek deposit.

Nome Gold

The Nome Gold property is located three miles north of Nome, Alaska on lands owned by the Company. The Nome Gold property contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold based on a historical study completed by Alaska Gold Company prior to NI 43-101 coming into force. In 2004, the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques.

Ambler

Ambler, in which NovaGold has an option to acquire a joint venture interest through an agreement with subsidiaries of Rio Tinto plc, is a large, high grade polymetallic massive sulphide deposit with an historic resource estimated in 1995 (which is not compliant with NI 43-101) of 36.3 million tonnes grading 4% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver containing 817,000 ounces of gold, 62 million ounces of silver, 3.2 billion pounds of copper and 4.2 billion pounds of zinc. The Company is in the process of acquiring a 51% interest in the Ambler property through an option agreement with the Rio Tinto subsidiaries. In order to earn its 51% interest, the Company must expend US$20 million on the property, obtain memoranda of understanding with certain land owners in the region and complete a defined pre-feasibility study. The subsidiaries have a one-time option after completion of a feasibility study to acquire an additional 2% interest in the project and assume management of construction and operation of the mine by making a payment to the Company based on net present value.

In addition, NovaGold holds a portfolio of earlier stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of Operations

The Company had a net loss of $5.8 million (or $0.09 per share) for the year ended November 30, 2005, compared with a net loss of $8.4 million (or $0.14 per share) in 2004 and a net loss of $7.0 million (or $0.14 per share) in 2003. The main factors for the reduction in net loss of $2.6 million were the decrease in stock based compensation, increase in foreign exchange gain and a future income tax recovery of $2.6 million, offset by increases in almost all other expense categories as a result of the significant increase in activity during 2005 since property expenditures have increased from $27 million in 2004 to $77 million in 2005.

Revenues from the Company's land and gravel sales, gold royalties and other revenues were $2.2 million during the year ended November 30, 2005 compared with $2.5 million in 2004 and $1.2 million in 2003. The main reduction in sales was caused by the strengthening of the Canadian dollar by 7% from 2004 to 2005 since the Company's sales are entirely denominated in United States dollars. Interest income increased to $1.5 million for the year ended November 30, 2005 compared with $1.3 million in 2004 and $0.3 million in 2003 due to the Company's larger cash balances held during the year together with slowly increasing interest rates.

Expenses were $11.3 million for the year ended November 30, 2005 compared with $12.0 million in 2004 and $8.3 million in 2003, including in those years $3.4 million, $5.8 million and $23,000, respectively, for the non-cash stock based compensation for which an equivalent amount was added to shareholders' equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications, and professional fees have increased to $7.8 million in 2005 compared with $6.1 million in 2004 and $5.4 million in 2003. General and administrative (G&A) costs increased by $0.6 million from 2004 to 2005. The largest increase in 2005 was due to accrued government interest charges of $0.4 million related to the $20 million flow-through share financing completed in 2004, where the Company had issued shares at a $4 million premium to the then prevailing share price. In addition G&A costs increased because of expanded office requirements and support costs. Corporate development and communications increased by $0.3 million to $1.1 million in 2005 because of increased shareholder presentations and more direct corporate development activities, particularly related to the Company's financial advisors for the Galore Creek project. Professional fees increased by $0.3 million due in part to increased legal fees and financing expenses. Wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

Other items of significance are the write-downs of mineral properties and the foreign exchange gains. The Company recorded a mineral property write-down of $0.5 million during 2005 compared with $0.3 million in 2004 and $1.7 million in 2003. In 2005 the write-down was mainly related to current and prior period exploration expenditures on the Thunder Mountain property in Nevada as the option agreement on

Management's Discussion and Analysis

that property has been allowed to lapse because drilling results did not meet the Company's target expectations. The Company recorded a $0.5 million foreign exchange gain in 2005 compared with a $0.1 million gain in 2004 and a $1.1 million foreign exchange loss in 2003. The for-eign exchange gain in 2005 was mainly due to gains on liabilities incurred in US dollars. The foreign exchange loss in 2003 was mainly due to the effect of the strengthening of the Canadian dollar during that year on the Company's US dollar cash positions early in 2003.

Selected Financial Data

The following annual and quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

Annual Information
Fiscal years ended November 30, 2005, 2004 and 2003, in $000's except per share amounts:

	2005 $	2004 $	2003 $
Net revenues	3,254	3,469	1,259
Expenses and other items	(9,062)	(11,845)	(8,212)
Loss for the year	(5,808)	(8,376)	(6,953)
Loss per share - basic and diluted	(0.09)	(0.14)	(0.14)
Expenditures on mineral properties and related deferred costs[1]			
USA	13,205	8,455	5,877
Canada	48,966	102,341[2]	4,637
Total assets	270,378	210,499	99,958
Total long term financial liabilities	(191)	(740)	(751)
Minority interest	-	-	(9,130)

Quarterly Information
In $000's except per share amounts, for the fiscal quarters ended:

	11/30/05 $	8/31/05 $	5/31/05 $	2/28/05 $	11/30/04 $	8/31/04 $	5/31/04 $	2/29/04 $
Net revenues	1,256	1,074	409	515	946	1,207	581	735
Income (loss) for the quarter	2,577	(1,451)	(1,797)	(5,137)	(1,263)	(286)	(6,533)	(294)
Loss per share - basic and diluted	0.04	(0.02)	(0.03)	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)
Expenditures on mineral properties and related deferred costs[1]								
USA	4,221	4,636	2,735	1,613	3,852	3,153	970	480
Canada	17,433	22,232	6,442	2,859	7,371	92,980[2]	1,553	437

[1] Expenditures on mineral properties and related deferred costs include fair value adjustments and stock based compensation, net of recoveries, write-downs, disposals and option payments received.

[2] An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

Management's Discussion and Analysis

The Company carries out exploration activities in Canada and the United States. The Company's exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. During the fourth quarter, the Company expended $21.9 million on mineral properties and related deferred costs. Of this amount, $16.8 million related to spending at the Galore Creek project located in northern British Columbia and $1.9 million related to spending at the Rock Creek project located in Nome, Alaska.

Factors that can cause fluctuations in the Company's quarterly results are the timing of the Nome land sales, stock option grants and the write-offs of mineral property costs previously capitalized. The Company's properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in 2005.

Liquidity and Capital Resources

The Company expended $6.0 million on net operating activities during the year ended November 30, 2005 compared with $3.2 million in 2004 and $5.9 million in 2003.

The Company generated net proceeds from financing activities of $60.7 million in 2005 compared with $25.9 million in 2004 and $46.1 million in 2003. The majority of the proceeds arose from private placement share issuances. On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.9 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18.9 million. As part of this offering, certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants exercisable at $10.10 per share were issued to the agents, all of which expired unexercised in 2005. An amount equivalent to the gross proceeds of $20.0 million was renounced for Canadian tax purposes in 2005. Under CICA guidelines, approximately $6.7 million was deducted from share capital and added to deferred income taxes in 2005 at the time of renunciation to reflect the tax deductions foregone by the Company. The Company received net proceeds of $33.1 million in 2003 from the issuance of common shares from private placements. The Company received $0.8 million in 2005 from the exercise of stock options and warrants compared to $7.8 million in 2004 and $13.0 million in 2003.

The Company expended $77.5 million on investing activities during

2005 compared with $26.4 million net in 2004 and $0.9 million in 2003. During the year, the Company expended $3.6 million on investments, the largest being a $3.5 million purchase of shares in US Gold Corp which at November 30, 2005 had a market value of $22.9 million. The Company expended $63.0 million in 2005 on mineral properties and related deferred costs compared with $25.9 million in 2004 and $7.3 million in 2003. The majority of the 2005 mineral property expenditures occurred at the Galore Creek and Rock Creek projects. In addition the Company expended $11.9 million on mining and milling equipment in 2005 for the Rock Creek project. The Company carried out an extensive drilling program as well as environmental and engineering work at the Galore Creek project and carried out studies, design and permit work at Rock Creek together with a drilling program at Big Hurrah in anticipation of making a construction decision on these projects in 2006. In 2004 the Company significantly expanded the mineral resources at Galore Creek and undertook new studies on the potential of developing a mine at the Rock Creek property. In 2003, the Company transferred its Yukon and British Columbia assets into SpectrumGold and initially held less than 50% ownership. Subsequently, the Company participated in a number of private placements in SpectrumGold and secured a controlling interest. The share transactions in SpectrumGold gave rise to several fair value adjustments.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At November 30, 2005, the Company's aggregate commitments for operating leases totaled $2.9 million. These operating leases include the Company's leased head office location and certain office equipment ranging from one to ten years. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars

	$
2006	289
2007	295
2008	295
2009	295
2010	305
Thereafter	1,420

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At November 30, 2005 the Company had cash and cash equivalents of $33.3 million. On February 8, 2006 the Company issued by way of

Management's Discussion and Analysis

public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $189 million and at February 24, 2006 the Company had cash and cash equivalents of $215 million. The net proceeds from the financing are planned to be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above. In particular, the proceeds will only be expended on the development of Rock Creek if a development decision is made. If such a decision is not made, the funds allocated for the construction of Rock Creek will be utilized for the completion of feasibility studies on each of the Galore Creek project and the Donlin Creek project and for exploration on the Company's other projects.

In 2006, the Company has budgeted to invest a minimum of $75 million on its share of exploration and development programs on its properties. This work is anticipated to include a minimum of 75,000 meters of drilling, including that funded by joint venture partners, with the majority of the work focused on the Donlin Creek, Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend approximately $40 million on programs that are planned to lead to completion of a feasibility study in the second half of 2006 and to assist permit completion in 2007. Included in the budget are approximately 18,000 metres of infill and exploration drilling, continuation of detailed design, particularly of the road access, continued metallurgical testing, monitoring and community projects as well as the US$7.5 million property payment due in October 2006. On February 13, 2006 the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation to support the development of in the Galore Creek project in Northwestern British Columbia.

At the Rock Creek (and Big Hurrah) the Company is planning a two staged approach. An amount of US$16 million has been budgeted in 2006 for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 metre drill program. The second stage assumes that permits will be obtained on a timely fashion and that the board of directors of the Company will make a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah. It is expected that a further budget for 2006 of approximately US$37 million would be added at this time.

The Company is still assessing the results of the 2005 season work at both the Galore Creek and Rock Creek/Big Hurrah projects and may change the planned expenditures on those projects dependent on the final 2005 season results.

At the Ambler project, the Company plans to spend US$4 million on completing a resource estimation and scoping study, continuing transportation and power studies, carrying out further metallurgical test work and undertaking a minimum 3,000 meters drilling program focusing on new areas along the Ambler belt.

NovaGold's joint venture partner at Donlin Creek is Placer Dome US. On February 3, 2006 Barrick Gold Corp (Barrick) acquired over 90% of the shares of the parent of Placer Dome US. NovaGold's rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick's acquisition of control of Placer Dome Inc. Placer Dome had indicated to NovaGold prior to that date that it expected to meet its US$32 million expenditure requirement at Donlin Creek in the first half of 2006. Placer Dome also indicated a significant budget for Donlin Creek through mid-2007. If Barrick carries out the same program as proposed by Placer Dome for 2006, NovaGold's share, assuming 30% of the budget, would be approximately US$8 million. NovaGold has the right under the joint venture agreement to request that these funds be advanced by Placer Dome, with interest and a right to lodge security against NovaGold's share of the property, but the Company expects to choose to contribute any such funds from its own cash.

In addition to the above NovaGold has other ongoing expenditures and property interests. The Company expects to fund all its currently planned activities for 2006 from existing cash.

Related Party Transactions

In 2005, the Company sold 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser was Alexco Resource Corp. (Alexco), a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd were shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds were equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. Although no agreement has been concluded, the Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 "Impairment of Long-Lived Assets".

Management's estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs

The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

The Company's accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

The Company has adopted Accounting Guideline 15 "Consolidation of Variable Interest Entities (VIE)" effective December 1, 2004 whereby the guideline requires the consolidation of VIE's by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Management's Discussion and Analysis

Price Volatility-Gold and Other Metals

The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Management's Responsibility for Financial Reporting

To the Shareholders of NovaGold Resources Inc.

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company's independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.



Rick Van Nieuwenhuyse
President & Chief Executive Officer
February 17, 2006

R. J.(Don) MacDonald
Senior V.P. & Chief Financial Officer
February 17, 2006

Auditors' Report

To the Shareholders of NovaGold Resources Inc.

We have audited the consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended November 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended November 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 17, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes in accounting for stock options as described in note 2 to the financial statements. Our report to the shareholders dated February 17, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 17, 2006

Consolidated Balance Sheets

As at November 30, 2005 and 2004

in thousands of Canadian dollars

Assets	2005 $	2004 $
Current Assets		
Cash and cash equivalents	33,317	56,142
Restricted cash	785	469
Accounts and GST receivable	2,332	649
Amounts receivable from related party (note 11(b))	13	13
Inventory	55	39
Temporary investments (note 5)	3,534	-
Deposits and prepaid amounts	669	717
	40,705	58,029
Accounts and officer loan receivable (note 11(b))	763	710
Land	1,754	1,757
Property, plant and equipment (note 4)	13,685	1,131
Mineral properties and related deferred costs (note 6)	209,297	147,126
Investments (note 5)	4,069	1,641
Reclamation deposit (note 7(b))	105	105
	270,378	210,499
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	8,885	6,867
Loan payable	200	200
Asset retirement obligation (note 7)	1,020	899
	10,105	7,966
Officer loan payable (note 11(b))	191	204
Deferred tenant inducements	442	-
Deferred income	13	21
Asset retirement obligation (note 7)	-	536
Future income taxes (note 12)	34,393	30,262
	45,144	38,989
Shareholders' equity		
Share capital - no par value (note 8)		
Authorized 1,000,000,000 common shares and 10,000,000 preferred shares		
Issued 72,986,469 common shares (2004-65,702,193)	292,876	247,511
Contributed surplus	820	820
Stock-based compensation (note 8)	10,219	5,811
Warrants (note 8)	9,759	-
Deficit	(88,440)	(82,632)
	225,234	171,510
	270,378	210,499
Nature of operations (note 1)		
Commitments and contingencies (note 10)		
Subsequent events (note 16)		

(See accompanying notes to consolidated financial statements)



_____ Director

_____ Director

Approved by the Board of Directors

Consolidated Statements of Operations and Deficit

for the years ended November 30, 2005, 2004 and 2003

in thousands of Canadian dollars, except for per share amounts

	2005 $	2004 $	2003 $
Revenue			
Land, gravel, gold and other revenue	2,172	2,462	1,246
Interest income	1,510	1,289	346
	3,682	3,751	1,592
Cost of sales	428	282	333
	3,254	3,469	1,259
Expenses and other items			
Corporate development and communication	1,115	771	772
Exploration and mineral property write-downs	498	250	1,706
Foreign exchange (gain) loss	(508)	(56)	1,111
General and administrative	2,890	2,263	1,834
Mineral property recovery in excess of costs	(52)	(109)	-
Professional fees	1,175	851	836
Reclamation	132	-	-
Salaries	2,589	2,203	1,927
Salaries - stock-based compensation (note 8)	3,424	5,788	23
Write-down of investments	28	-	105
	11,291	11,961	8,314
Loss from equity investment	(372)	-	(36)
Minority interest (note 3)	-	116	138
Loss for the year before income taxes	**(8,409)**	**(8,376)**	**(6,953)**
Income tax recovery (note 12)	2,601	-	-
Loss for the year	(5,808)	(8,376)	(6,953)
Deficit - Beginning of year	(82,632)	(74,256)	(67,303)
Deficit - End of year	(88,440)	(82,632)	(74,256)
Loss per share (note 9)			
Basic and diluted	(0.09)	(0.14)	(0.14)
Weighted average number of shares (thousands)	66,954	59,160	48,683

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Cash Flow

For the years ended November 30, 2005, 2004 and 2003

in thousands of Canadian dollars

	2005 $	2004 $	2003 $
Cash flows from (used in) operating activities			
Loss for the year	(5,808)	(8,376)	(6,953)
Items not affecting cash			
Amortization	216	210	158
Foreign exchange gain	-	-	(111)
Future income tax (note 12)	(2,601)	-	-
Loss from equity investment	372	-	36
Mineral property recovery in excess of cost	(52)	(109)	-
Minority interest	-	(116)	(138)
Stock-based compensation	3,424	5,788	23
Write-down of mineral properties	491	250	1,586
Write-down of investments	28	-	105
	(3,930)	(2,353)	(5,294)
Net change in non-cash working capital			
(Increase) decrease in accounts and GST receivable, deposits and prepaid amounts	(1,622)	(433)	1,517
(Increase) decrease in inventory	(16)	60	(7)
Decrease in accounts payable and accrued liabilities	(428)	(426)	(2,102)
	(5,996)	(3,152)	(5,886)
Cash flows from financing activities			
Proceeds from issuance of common shares - net	60,708	25,925	46,071
	60,708	25,925	46,071
Cash flows used in investing activities			
Acquisition of property, plant and equipment	(12,758)	(800)	(612)
Acquisition of subsidiary (note 3)	-	-	(2,213)
Cash acquired with subsidiary (note 3)	-	-	1,504
Financing of subsidiary (note 3)	-	-	7,048
Expenditures on land improvements	-	(74)	-
Expenditures on mineral properties and related deferred costs - net	(63,252)	(25,909)	(7,296)
Increase in accounts payable and accrued liabilities related to mineral properties	1,958	2,506	679
Increase in restricted cash	(316)	(415)	(54)
Increase in accounts receivable	(66)	(506)	-
Investments	(3,588)	(1,180)	-
Tenant inducements	485	-	119
	(77,537)	(26,378)	(825)
Increase (decrease) in cash and cash equivalents during the year	(22,825)	(3,605)	39,360
Cash and cash equivalents - Beginning of year	56,142	59,747	20,387
Cash and cash equivalents - End of year	33,317	56,142	59,747
Supplemental cash flow information (note 14)			

(See accompanying notes to consolidated financial statements)

Notes to Consolidated Financial Statements

For the years ended November 30, 2005, 2004 and 2003

1. Nature of operations

The Company is a natural resource company engaged in the exploration and development of gold and copper properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable resources, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

2. Accounting policies

Basis of presentation
The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc. (formerly SpectrumGold Inc.), Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation. As described in note 15, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition
Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third party placer mining activities carried out on the Company's sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short term interest bearing investments with maturities of 90 days or less from the original date of acquisition. Certain cash is held in restricted accounts to support future reclamation work.

Interest from cash and cash equivalents is recorded on an accrual basis.

Inventories
Gold received from placer mining activities is recorded in revenues at fair market value. This gold may be held in inventory and the inventory value is deducted directly from gold revenues when the gold is finally sold. Inventories of gold received from third parties are valued at the lower of recorded value and net realizable value.

Property, plant and equipment
Property, plant and equipment are recorded at cost and amortization begins when the asset is put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% - 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Tenant inducements
Leasehold inducements received in connection with the leasing of premises are amortized on a straight-line basis over the lease term of 10 years.

Investments
The Company accounts for its long term investments at cost unless an other-than-temporary decline in value has occurred, in which case the investment is written down to market value. Investments that are expected to be sold within one year are recorded as temporary investments and carried at the lower of cost and market.

When the Company has significant influence the investment is accounted for using the equity method. The Company's proportionate share of income and expenses are recorded for the same period as the Company records its net income and losses and a corresponding entry is made to the investment account.

Land and gravel resources
Land is recorded at cost, and at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel's estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists, and if impairment is determined the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and related deferred costs
The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally the discounted value of future

2. Accounting policies *(cont.)*

cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management's estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements

Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property and related deferred costs until the Company's option and royalty payments received are in excess of costs incurred and are then credited to operations.

Asset retirement obligations

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the "treasury stock" method in the calculation of diluted earnings per share. Since the Company has losses the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Financial instruments

The fair values of the Company's financial assets and liabilities approximate their carrying values except for the loan payable and interest accrued to the Province of New Brunswick and the officer loan receivable and payable (note 11(b)), the fair value of which cannot be determined.

Stock options and warrants

Effective December 1, 2003, the Company began accounting for stock options and warrants at fair value pursuant to CICA Handbook section 3870 which established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and are capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ materially from those reported.

Variable interest entities

The Company has adopted Accounting Guideline 15 "Consolidation of Variable Interest Entities (VIE)" effective December 1, 2004 whereby the guideline requires the consolidation of VIE's by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

3. Business acquisition

On July 15, 2004, the Company completed the business acquisition of SpectrumGold Inc. (SpectrumGold) by amalgamating SpectrumGold with the Company's wholly owned subsidiary, NovaGold Canada Inc. (NovaGold Canada) and thereby acquiring the minority interest portion of its income and losses.

Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. On July 15, 2004 the Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a price of $6.41 per share, being the market price of the Company's shares at the date the proposed arrangement was announced. The Company also assumed existing SpectrumGold stock options, warrants and a property option under which 1,634,072, 74,074, and 222,222 of the Company's shares may be issued to the holders, respectively. The Company assumed that the warrants would be exercised during the year and thus included the share issuance for the warrants as part of the purchase price. The warrants were subsequently fully exercised as expected. In March 2005 the Company issued 74,074 shares pursuant to a property option valued at $864,000 being the fair value of the shares at the date of issuance. The Company intends to issue shares as part of the annual requirements under the property option agreement which will be valued at the stock price on the date of issuance.

The fair value of the 1,634,072 stock options assumed was calculated using the Black-Scholes model and amounted to $9,025,000. The following assumptions were used in the calculation:

Average risk-free interest rate	2.4%
Expected life	2.2 years
Expected volatility	84%
Expected dividend yield	Nil

The transaction was accounted for using the purchase method which requires the tax effects of differences between the assigned values and their tax bases to be recognized in future income taxes and allocated to the cost of purchase. An excess of consideration over book value acquired amounting to $84,958,000, including a deferred taxation provision of $30,262,000, was allocated to the Galore Creek mineral property as follows:

in thousands of Canadian dollars

	$
Purchase price	
Shares issued	54,956
Share warrants assumed	130
Stock options assumed	9,025
Total cost of the acquisition	64,111
Assets acquired and tax effected	
Minority interest in net assets	9,415
Mineral properties	84,958
Future income taxes	(30,262)

A total of $63,344,000, net of $767,000 costs associated with the acquisition, was recorded in the Company's capital stock in 2004.

On June 30, 2003, the Company acquired a 42.86% interest in SpectrumGold pursuant to an agreement whereby the Company contributed mineral properties located in the Yukon and cash of $500,000 in exchange for 6,000,000 common shares or 42.86% of SpectrumGold. The Company accounted for this investment using the equity method from this date until it acquired a controlling interest on August 12, 2003.

On August 12, 2003, the Company acquired an additional 16.31% for a total of 59.17% interest in SpectrumGold by purchasing 2,284,425 shares for cash of $1,713,000 from Quest Capital Corporation (Quest). This acquisition was accounted for using the purchase method and the results of operations for SpectrumGold were included in the Company's consolidated financial statements from this date.

On October 8, 2003, the Company acquired an additional 8.17% for a total of 67.34% interest in SpectrumGold by purchasing 3,500,000 shares for cash of $2,625,000 directly from SpectrumGold.

In June 2003, SpectrumGold indirectly completed a special warrant financing for 3,383,500 special warrants at $0.40 per special warrant. The $1,353,400 received from the financing was held in escrow and reflected in SpectrumGold's financial statements as both a current asset and current liability, subject to release of the funds to SpectrumGold under certain conditions. Among the conditions of financing, the funds would be released to SpectrumGold automatically if SpectrumGold was listed on a Canadian stock exchange by a fixed date. SpectrumGold was listed on the Toronto Stock Exchange on October 27, 2003 and the funds were released at that time and 3,383,500 shares of SpectrumGold were issued to special warrant holders reducing the Company's interest in SpectrumGold to 56.43%.

On November 21, 2003, SpectrumGold completed a private financing and issued 2,000,000 common shares for proceeds of $5,695,000, net of share issuance costs of $505,000. Contemporaneously, the Company acquired an additional 2,080,000 shares at $3.10 per share and 500,000 shares at $3.45 per share for total cash of $8,173,000 and maintained 56.41% ownership in SpectrumGold. The values assigned to the net assets acquired at August 12, 2003 were as follows:

in thousands of Canadian dollars

	$
Cash and restricted cash	2,857
Other receivables	27
Mineral properties	2,290
Restricted cash	(1,353)
Amounts payable	(379)
Net assets acquired	3,442

Additional investments made in SpectrumGold resulted in an additional net fair value adjustment of $813,000 for a total fair value adjustment of $1,955,000 allocated to the Galore Creek property in the year ended November 30, 2003.

Notes to Consolidated Financial Statements

For the years ended November 30, 2005, 2004 and 2003

4. Property, plant and equipment

in thousands of Canadian dollars

			2005
	Cost **$**	**Accumulated** **amortization** **$**	**Net** **$**
Heavy machinery and equipment	1,220	464	756
Office furniture and equipment	801	282	519
Leasehold improvements	529	43	486
Mining and milling equipment	11,924	-	11,924
	14,474	789	13,685

			2004
	Cost **$**	**Accumulated** **amortization** **$**	**Net** **$**
Heavy machinery and equipment	1,079	309	770
Office furniture and equipment	511	150	361
Leasehold improvements	-	-	-
Gravel resource	740	740	-
	2,330	1,199	1,131

In the second half of 2005 the Company commenced purchasing critical mobile and other equipment for the Rock Creek project in anticipation of mine construction approval in 2006. Amortization of this equipment is expected to begin as soon as the equipment is placed in service.

Amortization expense for property, plant and equipment during 2005 was $216,000 (2004: $210,000). Gravel was fully amortization in 2004 into cost of sales.

5. Investments

in thousands of Canadian dollars

	2005 **$**	**2004** **$**
Temporary investments		
5,374,544 shares of US Gold Corp. (market value- $22,896)	3,534	-
Long term investments		
4,104,478 shares of Alexco Resource Corp. (unquoted)	2,395	-
3,921,568 shares of Pioneer Metals (market value - $1,529)	1,000	1,000
1,437,500 shares of TNR Gold Corp. (market value- $345)	317	308
600,000 shares of Eagle Plains Resources Ltd. (market value - $414)	180	180
Other investments	177	153
	4,069	1,641

In 2005 the Company purchased 5,374,544 shares of US Gold Corp. for $3,534,000. The Company intends to sell these shares within one year and has reclassified this as a temporary investment.

In 2005 the Company sold its subsidiary 650399 BC Ltd. which held the Company's Yukon and British Columbia assets, other than Galore Creek and its adjacent properties, to Alexco Resource Corp. (Alexco) (see note 11(d)) in exchange for shares of the newly formed company. The shares were recorded at fair value at the time of the exchange. The Company has significant influence in Alexco and has accounted for the investment using the equity method. Alexco has a June 30th year end. During the year the Company recorded from inception to November 30 a $372,000 equity loss resulting from the investment.

Also included within other investments is an investment of 126,625 shares (cost - $5,000; market value - $196,000) in Etruscan Resources Incorporated (Etruscan). The Province of New Brunswick holds the Company's shares of Etruscan pending the settlement of outstanding mining taxes aggregating $366,000 (2004 - $366,000).

Notes to Consolidated Financial Statements

For the years ended November 30, 2005, 2004 and 2003

6. Mineral properties and related deferred costs

For the year ended November 30, 2005:   *in thousands of Canadian dollars*

	Balance - November 30, 2004 $	Expenditures $	Option receipt (1) Disposal (2) Write-down (3) Stock-based compensation (4) $		Balance - November 30, 2005 $
Alaska, USA					
Donlin Creek	17,421	-	-		17,421
Rock Creek	14,070	4,701	334	(4)	19,105
Shotgun	4,059	-	(9)	(1)	4,050
Ambler	2,371	3,483	43	(4)	5,897
Big Hurrah	789	3,516	-		4,305
Khotol	95	1,145	-		1,240
Nome Gold	196	39	-		235
Other	172	444	(491)	(3)	125
British Columbia and Yukon, Canada					
Galore Creek (note 3)	104,422	49,158	891	(4)	154,471
Copper Canyon	785	1,663	-		2,448
Brewery Creek	1,559	16	(1,575)	(2)	-
McQuesten	1,091	3	(1,094)	(2)	-
Other	96	-	(96)	(2)	-
	147,126	64,168	(1,997)		209,297

For the year ended November 30, 2004:   *in thousands of Canadian dollars*

	Balance - November 30, 2003 $	Expenditures $	Option receipt (1) Adjustment (2) Tax recovery (3) Write-down (4) $		Balance - November 30, 2004 $
Alaska, USA					
Donlin Creek	17,419	2	-		17,421
Rock Creek	8,695	5,375	-		14,070
Shotgun	4,281	-	(222)	(1)	4,059
Ambler	4	2,367	-		2,371
Big Hurrah	177	612	-		789
Khotol	-	95			95
Nome Gold	142	54	-		196
Other	-	172	-		172
British Columbia and Yukon, Canada					
Galore Creek (note 3)	3,019	16,775	84,958	(2)	104,422
			(330)	(2)(3)	
Copper Canyon	1	784	-		785
Brewery Creek	1,127	464	(32)	(3)	1,559
McQuesten	1,386	71	(116)	(3)	1,091
			(250)	(4)	
Other	79	17	-		96
	36,330	26,788	84,008		147,126

6. Mineral properties and related deferred costs *(cont.)*

a) Donlin Creek, Alaska

i) On July 14, 2001, the Company signed an agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek gold deposit located in southwest Alaska. Under the terms of the agreement, the Company could earn a 70% interest in the project by expending at least US$10 million over a 10-year period from the date of the agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit, and a joint venture between the Company and Placer Dome was effectively established as of that date.

ii) On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending a total of US$31.9 million on the property, completing a bankable feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 14, 2007. Under this option, Placer Dome will not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$31.9 million expenditure, and at the Company's election, Placer Dome is required to assist the Company with third party financing for the Company's share of construction costs.

iii) On February 3, 2006 Barrick Gold Corp. completed the acquisition of over 90% of the shares of Placer Dome Inc. The Company's rights and obligations under the joint venture are unchanged by this transaction.

iv) The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of payback or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect, within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Placer Dome.

b) Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold Project.

c) Nome Gold, Alaska

The Company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.

d) Galore Creek, British Columbia

On July 31, 2003, NovaGold Canada entered into an option agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire the Galore Creek gold-silver-copper deposit located in northwestern British Columbia. Under the option, NovaGold Canada can acquire a 100% interest in the project by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the parties totaling US$20.3 million over an eight-year period. Payments of US$0.3 million have been made and subsequent payments are due, on or before October 26 of each year, as follows: 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year.

Effective October 1, 2003, NovaGold Canada entered into an agreement to acquire up to an 80% interest in the Copper Canyon gold-silver-copper property adjoining the Galore Creek project. NovaGold Canada has an option to acquire a 60% interest in the project by completing $3 million in exploration expenditures over four years and issuing 296,296 shares of NovaGold of which 74,074 shares were issued on February 26, 2004 upon execution of the formal earn-in agreement and 74,074 shares are to be issued on each of the subsequent three anniversary dates. NovaGold Canada may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains Resources Ltd. (Eagle Plains) $1 million and completing a feasibility study on the project by no later than the eighth anniversary of the final earn-in agreement. NovaGold Canada, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement the property owner is selling his interest for total payments of $250,000 and cumulative exploration expenditures of $500,000 to be made by May 30, 2008, subject only to retaining a 2% net smelter royalty after these payments are made. Once commercial production commences NovaGold Canada has a right to purchase 50% of the net smelter royalty for $1 million and an additional 25% of the net smelter royalty for a further $1 million.

Notes to Consolidated Financial Statements

For the years ended November 30, 2005, 2004 and 2003

7. Asset retirement obligation

in thousands of Canadian dollars

	2005 $	2004 $
Current		
Galore Creek	-	236
Murray Brook	80	80
Nome Gold	940	583
	1,020	899
Long term		
Nome Gold	-	536
Balance -		
Beginning of period	1,435	1,672
Additional reclamation provision	132	-
	1,567	1,672
Liabilities settled	(547)	(237)
Balance - End of period	1,020	1,435

a) Galore Creek

Under the Galore Creek option agreement, the Company was required to spend $260,000 in reclamation and remediation work on the property. The Company completed this work during 2005.

b) Murray Brook

As at November 30, 2005, the Company had reclamation deposits with the Province of New Brunswick totalling $105,000 (2004 - $105,000). Management estimates that the remaining accrual of $80,000 adequately provides for future reclamation costs of the site.

c) Nome Gold

The Company recorded a provision of $1.4 million for future reclamation of its land holdings in Nome, Alaska when it acquired Alaska Gold Company. The provision was originally determined by internal cost estimates of the prior owners of Alaska Gold and was confirmed by third parties. Reclamation work was carried out in 2004 and the accrual reduced to $1.1 million. In 2005 the Company incurred $311,000 in expenditures in reclamation activities and accrued an additional provision of $132,000. Due to the subjective nature of reclamation estimates actual reclamation costs could differ materially from these estimates.

8. Share capital

Authorized

    1,000,000,000 common shares, no par value

    10,000,000 preferred shares issuable in one or more series

in thousands of Canadian dollars

Issuance of common shares	Number of shares (thousands)	Ascribed value $
Balance at November 30, 2002	42,495	111,404
Issued in 2003		
For cash pursuant to private placements ((a) below)	7,000	33,088
For cash pursuant to option agreements ((b) below)	1,137	2,205
For cash pursuant to warrant agreements ((c) below)	2,395	10,778
Balance at November 30, 2003	53,027	157,475
Issued in 2004		
For cash pursuant to private placements ((a) below)	1,980	18,900
For cash pursuant to option agreements ((b) below)	1,300	2,718
For cash pursuant to warrant agreements ((c) below)	822	5,074
Acquisition of SpectrumGold Inc. (note 3)	8,573	63,344
Balance at November 30, 2004	65,702	247,511
Issued in 2005		
For cash pursuant to private placements ((a) below)	6,260	58,828
Fair value allocated to warrants	-	(9,759)
For cash and fair value pursuant to option agreements ((b) below)	950	2,164
Pursuant to property agreement	74	864
Future income taxes related to flow-through shares issued in 2004	-	(6,732)
Balance at November 30, 2005	72,986	292,876
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-
Total issued and outstanding	72,995	292,876

8. Share capital *(cont.)*

a) Private placements

i) On July 7, 2005 the Company issued 6,260,000 special warants at $10.00 per special warrant for net proceeds of $58.9 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. A total of 3,130,000 share purchase warrants were issued and each share purchase warrant entitles the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. The syndicate of underwriters received a 5% commission and 313,000 brokers warrants entitling the holders to acquire one common share of the Company at a price of $11.00 on or before July 7, 2006. The special warrants contained multiple equity components, consisting of common shares and share purchase warrants. When multiple equity components exist, the Company uses a pricing model to fair value the share purchase warrants. The share purchase warrants and brokers warrants were recorded at the fair value of $9,759,000 using the Black-Scholes model based on an average risk-free interest rate between 3.08%-3.14%, expected life between 1 and 2.5 years and expected volatility of 56%. The remainder of the proceeds were applied to the common shares.

ii) On October 28, 2004, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18,900,000. Certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants were issued to the agents as part of this private placement.

iii) On October 1, 2003, the Company issued by way of private placement 7,000,000 units at $5.00 per unit for net proceeds of $33,088,000; each unit was comprised of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $7.00 on or before October 1, 2008.

b) Stock options

The Company has a stock option plan providing for the issuance of up to 9,000,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 at grant date, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the year ended November 30, 2005 the Company has recognized a stock-based compensation charge of $4,692,000 for options granted to directors, employees and non-employees in accordance with CICA 3870 of which $1,268,000 was capitalized into mineral properties and deferred costs and $3,424,000 was charged into income.

For the year ended November 30, 2004 the Company has recognized a stock-based compensation charge of $5,788,000 for options granted to directors, employees and non-employees in accordance with CICA 3870 which the Company has applied prospectively to grants on or after December 1, 2003.

For the year ended November 30, 2003 the Company recognized a stock-based compensation charge of $23,000 for options granted to non-employees. As permitted by CICA 3870, the Company had elected for the year ended November 30, 2003 not to apply fair value accounting and to measure the compensation cost using the intrinsic value method for awards of stock options to employees and directors under the Company's stock-based compensation plan. Had the Company determined compensation costs based on the fair value method of accounting for stock-based compensation for all stock option granted in 2003, the Company's 2003 net loss of $6,953,000 and loss per share of $0.14 would have been increased to the pro forma net loss of $10,658,000 and loss per share of $0.22.

The fair value of options recognized in the consolidated statements of operations and deficit, have been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below.

	2005	2004	2003
Risk-free interest rate	2.94% - 3.50%	3.03% - 3.31%	3.62% - 4.20%
Expected life	1.85 years	2.18 years	5.0 years
Expected volatility	44% - 58%	81% - 85%	75%
Expected dividends	Nil	Nil	Nil

Notes to Consolidated Financial Statements

For the years ended November 30, 2005, 2004 and 2003

8. Share capital *(cont.)*

A summary of the Company's stock option plan at November 30, 2005, 2004 and 2003, and changes during the years ended on those dates, is as follows.

	2005		2004		2003	
	Number (thousands)	Weighted average exercise price $	Number (thousands)	Weighted average exercise price $	Number (thousands)	Weighted average exercise price $
Balance - Beginning of year	5,937	3.58	3,743	2.79	3,300	2.16
Granted	2,290	8.91	1,860	6.62	1,655	3.53
Assumed	-	-	1,634	1.01	-	-
Exercised	(950)	1.98	(1,300)	2.09	(1,137)	1.94
Expired	-	-	-	-	(75)	4.35
Balance - End of year	7,277	5.53	5,937	3.58	3,743	2.79

As part of the business acquisition of SpectrumGold Inc. (note 3) the Company assumed stock options in place of options previously granted by SpectrumGold. The Company issued 1,634,072 stock options at a grant price of $1.0125.

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2005.

Range of prices	Number outstanding & exercisable (thousands)	Weighted average exercise price $	Weighted average remaining contractual life (years)
$0.62 to $0.99	500	0.74	5.29
$1.00 to $1.99	976	1.15	5.72
$3.00 to $3.99	1,150	3.45	7.26
$4.00 to $4.99	570	4.40	6.62
$6.00 to $6.99	1,692	6.60	8.35
$7.00 to $7.99	70	7.13	8.69
$8.00 to $8.99	1,444	8.86	9.17
$9.00 to $9.99	158	9.12	9.90
	6,560	5.16	8.35

Notes to Consolidated Financial Statements

For the years ended November 30, 2005, 2004 and 2003

8. Share capital *(cont.)*

c)   Share purchase warrants

A summary of the Company's share purchase warrants at November 30, 2005, 2004 and 2003, and the changes for the years then ended, is presented below.

	2005		2004		2003	
	Number of warrants (thousands)	Weighted average exercise price $	Number of warrants (thousands)	Weighted average exercise price $	Number of warrants (thousands)	Weighted average exercise price $
Balance outstanding - Beginning of year	3,599	7.09	5,127	6.82	4,272	5.23
Granted	3,443	12.00	173	7.77	3,500	7.00
Exercised	-	-	(822)	6.17	(2,395)	4.50
Expired	(99)	10.10	(879)	6.50	(250)	4.50
Balance outstanding - End of year	6,943	9.48	3,599	7.09	5,127	6.82

Share purchase warrants outstanding at November 30, 2005:

Prices	Warrants outstanding & exercisable (thousands)	Weighted average exercise price $	Weighted average remaining contractual life (years)
$7.00	3,500	7.00	2.92
$11.00	313	11.00	0.67
$12.10	3,130	12.10	2.17
	6,943	9.48	2.37

9. Loss per share

Basic loss per share is calculated on the loss available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method.

	2005 $	2004 $	2003 $
Basic			
Loss available to common shareholders (000s)	(5,808)	(8,376)	(6,953)
Weighted average number of shares (thousands)	66,954	59,160	48,683
Basic loss per share	(0.09)	(0.14)	(0.14)

For the years ended November 30, 2005, 2004 and 2003, diluted loss per share is the same as basic loss per share as the exercise of potentially dilutive securities would be anti-dilutive.

10. Commitments and contingencies

a) Lease commitments

The Company is party to certain operating leases. These operating leases include the Company's leased head office location and certain office equipment ranging from one to ten years. The future minimum lease payments as at November 30, 2005 are approximately as follows:

	in thousands of Canadian dollars
2006	289
2007	295
2008	295
2009	295
2010	305
Thereafter	1,420

b) Legal actions

i) On October 17, 2005 the Company's subsidiary NovaGold Canada Inc. was served with a writ of summons by Pioneer Metals Corporation (Pioneer) related to NovaGold's option to earn a 60% interest in the Grace claims, located one kilometre from the northernmost extension of the Company's Galore Creek project, pursuant to an agreement between Pioneer and NovaGold dated March 26, 2004 (Option Agreement). Pioneer is seeking to rescind the Option Agreement and to recover unspecified damages for purported misrepresentation and breach of fiduciary duty. Pioneer is alleging that NovaGold failed to incur the expenditures on the Grace claims required by the Option Agreement and that NovaGold breached other terms of the Option Agreement. The Company is of the opinion that it has met its obligations under the Option Agreement to date and is seeking a court order that the Option Agreement remains binding upon the parties.

ii) During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the judge dismissed the action in November 2005. In December 2005 the plaintiffs appealed the judgement. The Company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the Company.

iii) The Company's subsidiary Alaska Gold has been named in an action, initiated by K&K Recycling, relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold. K&K Recycling was awarded approximately US$68,000 for damages against Alaska Gold, and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold appealed against this initial judgement to the Alaska Supreme Court and posted a bond of US$105,000. The courts have awarded the US$105,000 to K&K Recycling and have released the bond. The court also remanded for further litigation regarding the right to possess certain equipment and for asserted loss of profits and the co-defendant has cross-claimed against Alaska Gold. During 2004, a payment of US$50,000 has been made as final settlement to the action.

c) Royalty agreements

The Company has royalty agreements on certain mineral properties entitling the vendors of the property to net smelter return royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production.

11. Related party transactions

a) Mineral property agreement

Effective July 31, 2004, the Company signed an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA. The Company has the option to acquire 100% of the property by making payments totalling US$250,000 by April 30, 2009, expending US$1,500,000 on exploration on the property and making a further payment of US$1,000,000 within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer US$20,000 under the agreement.

b) Amounts receivable from related party and officer loan receivable

A loan receivable of $279,000 (US$182,000) was granted to a director and officer in 1999. The loan is unsecured, non interest bearing and forgivable at a rate of $13,000 (US$8,000) per year. Since the loan is forgivable, in 1999 the Company charged into income and set up a deferred compensation provision for the same amount as the loan. On an annual basis, the forgiveness reduces the receivable and the amount is charged against the compensation provision.

c) Amounts paid to director

In 2003, SpectrumGold engaged an environmental assessment company a principal of which was a director of the Company. In 2003, SpectrumGold incurred $15,000 of costs by this company.

11. Related party transactions *(cont.)*

d) Sale of 650399 BC Ltd

In 2005, the Company sold 650399 BC Ltd. (BC Ltd), which holds the Company's Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser is Alexco Resource Corp. (Alexco), a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd are shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus there is no gain or loss on the sale. Although no agreement has been concluded, he Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

12. Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

in thousands of Canadian dollars

	2005 $	2004 $
Combined federal and provincial statutory income tax rate	35.00%	35.62%
Income taxes at statutory rates	(2,943)	(2,901)
Difference in foreign tax rates	14	21
Valuation allowance	(961)	996
Non-deductible expenditures	1,434	2,157
Utilization of unrecorded benefits on prior years' losses	(145)	(273)
Income tax expense	(2,601)	-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30 are as follows:

in thousands of Canadian dollars

	2005 $	2004 $
Future income tax assets:		
Non-capital losses	33,989	33,244
Mineral property interest	5,622	5,314
Property, plant and equipment	1,577	117
Investment tax credits, net of taxes	2,089	-
Other deductible temporary differences	2,092	1,338
Total future income tax assets	45,369	40,013
Valuation allowance	(36,536)	(36,189)
Future income tax assets	8,833	3,824
Future income tax liabilities:		
Mineral property[1]	39,230	30,262
Other taxable temporary differences	3,996	3,824
Future income tax liabilities	43,226	34,086
Net future income tax liabilities	34,393	30,262

[1] In 2004 the mineral property future income tax liability relates to the acquisition of the minority interest in SpectrumGold Inc.

12. Income taxes *(cont.)*

The Company has loss carry-forwards of approximately C$27,774,000 and US$52,200,000 that may be available for tax purposes. The losses are in the following countries and expire as follows:

in thousands of dollars

	Non-capital losses Canada C$	Operating losses United States US$
2006	2,225	1,685
2007	11,079	1,483
2008	854	1,532
2009	3,308	7,283
2010	1,696	7,398
Thereafter	8,612	32,819
	27,774	52,200

Future utilization of these United States loss carryforwards is subject to certain limitations under provision of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change occurred on April 27, 1999 regarding the losses incurred by Alaska Gold Company. Therefore, approximately US$44,000,000 of the losses above are subject to limitation under Section 382. Accordingly, the Company's ability to utilize these losses may be limited to approximately US$260,000 per year. Furthermore, the Company potentially incurred an ownership change under Section 382 at some-time after April 1999. If so, a significant portion of the US$52,200,000 above will be subject to a similar annual limitation previously discussed.

Due to the above net operating limitations and the uncertainty of future taxable income, a valuation allowance has been set up against the United States future tax assets. For the year ended November 30, 2005, no provision for United States income taxes has been reflected on the statement of operations due to the valuation allowance.

In addition, the Company has incurred resource expenditures of approximately $58,004,000 (2004 - $36,983,000) which may be carried forward indefinitely and used to reduce taxable income in future years. The Company has available temporary differences for tax purposes. After applying these temporary differences to offset the taxable temporary differences, the net amount that would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.

13. Segmented information

in thousands of Canadian dollars

	2005				2004				2003			
	Mineral properties $	Sand and gravel operations $	Other $	Total $	Mineral properties $	Sand and gravel operations $	Other $	Total $	Mineral properties $	Sand and gravel operations $	Other $	Total $
Revenue	-	2,172	-	2,172	-	2,420	42	2,462	-	1,051	195	1,246
Expenses	498	428	-	926	141	282	-	423	1,706	333	-	2,039
Segment (loss) earnings	(498)	1,744	-	1,246	(141)	2,138	42	2,039	(1,706)	718	195	(793)
Unallocated expenses				(8,564)				(11,704)				(6,506)
Interest income				1,510				1,289				346
Loss for the year				(5,808)				(8,376)				(6,953)
Segment assets	209,297	1,754	-	211,051	147,126	1,757	-	148,883	36,330	1,749	-	38,079
Unallocated corporate assets				59,327				61,616				61,879
Total assets				270,378				210,499				99,958
Capital expenditures	64,168	-	11,702	75,870	26,788	74	-	26,862	9,966	131	-	10,097

The Company's geographic segment information is as follows.

in thousands of Canadian dollars

	2005		2004		2003	
	Revenue $	Land, gravel, equipment and mineral properties $	Revenue $	Land, gravel, equipment and mineral properties $	Revenue $	Land, gravel, equipment and mineral properties $
United States	2,172	66,448	2,462	41,220	1,246	32,777
Canada	-	158,288	-	108,794	-	5,896
	2,172	224,736	2,462	150,014	1,246	38,673

14. Supplemental cash flow information

in thousands of Canadian dollars

	2005 $	2004 $	2003 $
Receipt of shares of TNR as part of the option on the Rock Creek and Shotgun mineral properties	9	222	28
Acquisition of SpectrumGold through issuance of shares and the assumption of stock options and share warrants (note 3)	-	64,111	-
Interest received	1,415	1,289	346

15. Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company's consolidated financial statements is quantified below and described in the accompanying notes:

in thousands of Canadian dollars
Year ended November 30,

	2005 $	2004 $	2003 $
Loss for the year reported under Canadian GAAP	(5,808)	(8,376)	(6,953)
Add (deduct)			
Exploration costs (a)	(64,936)	(25,838)	(8,927)
Equity investment (f)	372	-	-
Flow-through shares (e)	(4,228)	-	-
Gain on shares issued by subsidiary (c)	-	-	(117)
	(74,600)	(34,214)	(15,997)
Income tax recovery	22,160	-	-
Loss for the year under U.S. GAAP	(52,440)	(34,214)	(15,997)
Loss for the year before comprehensive income adjustment	(52,440)	(34,214)	(15,997)
Unrealized gain on available for sale securities (b)	19,790	353	215
Comprehensive loss under U.S. GAAP	(32,650)	(33,861)	(15,782)
Net loss per common share - U.S. GAAP			
Basic and diluted	(0.78)	(0.57)	(0.33)
Accumulated other comprehensive income			
Opening balance	693	340	125
Unrealized gain on available for sale securities (b)	19,790	353	215
Closing balance	20,483	693	340

15. Significant differences from United States accounting principles *(cont.)*   *in thousands of Canadian dollars*

Year ended November 30,

	2005 $	2004 $	2003 $
Shareholders' equity reported under Canadian GAAP	225,234	171,510	84,062
Cumulative adjustments to shareholders'equity			
Add (deduct)			
Exploration costs (a)	(127,104)	(62,168)	(36,330)
Equity investment (f)	372	-	-
Flow-through shares (e)	-	(2,496)	-
Unrealized gain on available for sale securities (b)	20,483	693	340
Future income taxes	22,160	-	-
Shareholders' equity under U.S. GAAP	141,145	107,539	48,072
Total assets reported under Canadian GAAP	270,378	210,499	99,958
Add (deduct)			
Exploration costs (a)	(127,104)	(62,168)	(36,330)
Equity investment (f)	372	-	-
Unrealized gain on available for sale securities (b)	20,483	693	340
Total assets under U.S. GAAP	164,129	149,024	63,968
Total liabilities reported under Canadian GAAP	45,144	38,989	15,896
Add (deduct)			
Future income taxes	(22,160)	2,496	-
Total liabilities under U.S. GAAP	22,984	41,485	15,896

Year ended November 30,

	2005 $	2004 $	2003 $
Cash flows from operating activities under Canadian GAAP	(5,996)	(3,152)	(5,886)
Exploration costs (a)	(64,936)	(25,838)	(8,927)
Equity investment (f)	(372)	-	-
Gain on shares issued by subsidiary (c)	-	-	(117)
Cash flows from operating activities under U.S. GAAP	(71,304)	(28,990)	(14,930)
Cash flows from investing activities under Canadian GAAP	(77,537)	(26,378)	(825)
Exploration costs (a)	64,936	25,838	8,927
Equity investment (f)	372	-	-
Gain on shares issued by subsidiary (c)	-	-	117
Cash flows from investing activities under U.S. GAAP	(12,229)	(540)	8,219

15. Significant differences from United States accounting principles *(cont.)*

a) Exploration costs

For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

b) Trading and available for sale securities

Under U.S. GAAP, the Company's securities are considered to be either trading securities or available for sale securities. Trading securities are recorded at fair value with unrealized gains or losses included in earnings or loss for the year. Available for sale securities are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

c) Gain on shares issued by subsidiary

Under U.S. GAAP, changes in the parent company's proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against the mineral property.

d) Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period such as the cumulative unrecognized changes in fair value of securities that are available for sale.

e) Flow-through shares

As described in note 8 to the consolidated financial statements, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per share. The Company received a net premium to market on this issuance of $2,496,000 which was recorded in share capital as part of the transaction. For U.S. GAAP purposes, SFAS 109, "Accounting for Income Taxes" (SFAS 109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-

through shares. A future income tax liability is recognized for the premium paid by the investors.

Upon renouncing the income tax deductions in 2005, the Company recorded a future income tax liability with a corresponding reduction in share capital under Canadian GAAP. For U.S. GAAP purposes the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.

f) Sale of mineral properties in exchange for shares

During the year, the Company sold its Yukon mineral properties in exchange for common shares (see note 11(d)). Under U.S. GAAP, the Company records this investment at nil and does not record its proportionate share of net losses until the investment company records a profit.

g) Recent accounting pronouncements

In December 2004, the FASB issued FAS No. 153 "Exchanges of Non-monetary Assets", which amends APB Opinion No. 20, "Accounting for Non-monetary Transactions" to require that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in periods beginning after June 15, 2005.

In May 2005, the FASB issued FAS No. 154 "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FAS Statement No. 3". FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or "retrospective application". Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change. FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate. The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

16. Subsequent events

On February 8, 2006 the Company issued by way of public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.9 million. The net proceeds will be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes.

On February 13, 2006 the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation to support the development of the Galore Creek project in Northwestern British Columbia. Financial contributions will be made by NovaGold to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1 million or a 0.5% to 1.0% net smelter royalty each year.

CORPORATE INFORMATION

C
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Officers

Rick Van Nieuwenhuyse, M.Sc.
President & CEO

Peter Harris, B.Sc., P.Eng.
Senior Vice President & COO

R.J. (Don) MacDonald, C.A.
Senior Vice President & CFO
Corporate Secretary

Doug Brown, B.Sc., M.Sc.
Vice President, Business Development

Greg S. Johnson, B.Sc. Honors
Vice President, Corporate Communications
& Strategic Development

Joe R. Piekenbrock, M.Sc.
Vice President, Exploration

Carl Gagnier
Executive Vice President
NovaGold Canada
General Manager Galore Creek Project

Doug Nicholson
Vice President and General Manager
Alaska Gold - Nome Operations

Directors

George Brack
North Vancouver, British Columbia

Michael Halvorson
Edmonton, Alberta

Gerald McConnell
Kings County, Nova Scotia

Cole McFarland
Palm Desert, California

Clynton Nauman
Blaine, Washington

James Philip, C.A.
Coquitlam, British Columbia

Rick Van Nieuwenhuyse
Vancouver, British Columbia

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia

Bankers

TD Canada Trust
Bank of Montreal



Senior Management

Corporate Headquarters

200 Granville Street, Suite 2300
Vancouver, British Columbia V6C 1S4
Tel: (604) 669-6227
Fax: (604) 669-6272
Toll Free Tel: (866) 669-6227
E-mail: info@novagold.net
Website: www.novagold.net

Stock Listing

American & Toronto Stock Exchanges
Common shares: Symbol NG
Warrants (TSX): Symbol NG.WT, NG.WT.A

Legal Counsel

Blake, Cassels & Graydon LLP
Vancouver, British Columbia

McInnes Cooper
Halifax, Nova Scotia

Dorsey & Whitney
Seattle, Washington

Registrar and Transfer Agent

Computershare Investor Services, Inc.
Vancouver, British Columbia





NOVAGOLD RESOURCES INC.